Filed pursuant to Rule 424(b)(3)
Registration No. 333-89952

PROSPECTUS	750,000 Shares

KENSINGTON BANKSHARES, INC.
Common Stock

     Of the 750,000 shares of common stock being offered, we are offering 493,333 shares to our shareholders who are being given the right to subscribe for and purchase at the subscription price one share for each six shares held of record at the close of business on June 30, 2002. The balance of 256,667 shares is being offered to the general public. In addition, any shares not purchased by the shareholders pursuant to the subscription offering will also be offered to the general public at the subscription price set forth below. Reference is made to “Description of Common stock” for information concerning the common stock. The right to purchase shares is non-transferable. There is no active trading market for the outstanding shares of our common stock. No broker/dealer is expected to make a market in the shares offered. Consequently, the shares may not be readily tradable. As of July 31, 2002 there were issued and outstanding 2,960,000 shares of common stock.

     Once a subscription to purchase shares has been submitted to us, it cannot be withdrawn by the subscriber. Subscription proceeds from the offering will be deposited into an escrow account with First Kensington Bank, our wholly owned subsidiary. A minimum of 540,000 shares must be subscribed and paid for on or before September 30, 2002. Once the minimum requirement has been met, all proceeds held in the escrow account will be released from escrow to Bankshares. If the minimum requirement has not been met by September 30, 2002, the offering will terminate and the subscription proceeds held in escrow will be promptly refunded to subscribers in full, without interest or deduction. The directors of Bankshares have orally agreed to purchase any shares not purchased, up to 540,000 shares, in order to meet the minimum requirement.

     The purpose of this offering is to (i) to repay loans in the amount of $4.0 million recently made to Bankshares by its directors and (ii) increase the capital accounts of the bank. The proceeds of the loans were contributed to the company's subsidiary bank to enable the bank to meet a leverage ratio requirement of the FDIC.

     THE SUBSCRIPTION OFFERING TO SHAREHOLDERS WILL EXPIRE AT 5:00 P.M. EASTERN STANDARD TIME ON SEPTEMBER 16, 2002. THE OFFERING TO THE GENERAL PUBLIC WILL EXPIRE ON SEPTEMBER 30, 2002.

     YOU SHOULD CONSIDER THE RISKS WE HAVE DESCRIBED IN “RISK FACTORS” BEGINNING ON PAGE 7 BEFORE DECIDING WHETHER TO INVEST IN SHARES OF OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS
APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

		Total
	Per
	Share	Minimum	Maximum

Public Offering Price	$7.50	$4,050,000	$5,625,000
Underwriting Discounts and Commissions	0	0	0
Proceeds to Kensington Bankshares, Inc., before expenses	$7.50	$4,050,000	$5,625,000

     The offering is being made only through the efforts of our directors and executive officers who will receive no compensation for their services. We believe that the directors and executive officers are exempt from registration as broker/dealers by virtue of Rule 3a4-1 of the Securities Exchange Act.

THE SHARES OF COMMON STOCK OFFERED ARE NOT SAVINGS DEPOSITS, SAVINGS ACCOUNTS OR OTHER
OBLIGATIONS OF A DEPOSITORY INSTITUTION AND WILL NOT BE INSURED BY THE FEDERAL
DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY

The date of this Prospectus is August 12, 2002

PROSPECTUS SUMMARY
BANKSHARES AND KENSINGTON BANK
RISK FACTORS
THE OFFERING
USE OF PROCEEDS
CAPITALIZATION
MARKETS AND DIVIDENDS ON COMMON STOCK
DILUTION
KENSINGTON BANKSHARES, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF OPERATIONS
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS OF KENSINGTON BANK
STATISTICAL INFORMATION ABOUT KENSINGTON BANK
SUPERVISION AND REGULATION
MANAGEMENT
PRINCIPAL SHAREHOLDERS
DESCRIPTION OF COMMON STOCK
LEGAL OPINION
EXPERTS
ADDITIONAL INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

     You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front cover of this prospectus.

     We will furnish annual reports to our shareholders, which will contain certified financial statements of Bankshares and its subsidiary on a consolidated basis without separate audited figures for Kensington Bank.

PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the detailed information and financial statements appearing elsewhere in this Prospectus.

Kensington Bankshares, Inc.

     Kensington Bankshares, Inc. (“Bankshares”), is a one-bank holding company registered under the Bank Holding Company Act of 1956, as amended. Although organized under Florida law on January 26, 2001, Bankshares commenced operations in January 2002. Bankshares’ sole subsidiary and principal asset is First Kensington Bank (“Kensington Bank”), organized on December 8, 1999, under the laws of the State of Florida. Kensington Bank commenced operations on February 28, 2000. Bankshares, on a consolidated basis, at March 31, 2002, had total assets of $257,433,593, net portfolio loans of $50,863,685, total deposits of $230,309,535 and stockholders’ equity of $15,499,193.

     Kensington Bank conducts a commercial banking business from six office locations, its main office and one branch office located in Hernando County, Florida, two branch offices located in Pasco County, Florida and two branch offices located in Hillsborough County, Florida. Hernando, Pasco and Hillsborough Counties, located on the Gulf of Mexico about half-way down the west coast, make up Kensington Bank’s primary service area. According to the U. S. Census, the primary service area experienced a population growth of approximately 21% during the 1990’s resulting in a total population of approximately 1,475,000 at December 31, 2000.

     In spite of changing conditions involving the infrastructure requirements which have limited economic expansion and population growth at various geographic locations around the country, Kensington Bank’s primary service area has continued to grow because of its ability to attract new residents to its favorable year round climate and relatively stable economic environment. Furthermore, although the major economic base in the bank’s primary service area is tourism and construction, there has been a growth of other diverse service businesses. We believe that the bank is situated to take advantage of any economic and demographic growth in its primary service area.

     Kensington Bank’s income is derived primarily from the interest and fees earned in connection with its lending activities, interest from investment securities and short-term investments. Its main expenses are the interest paid on deposits and operating expenses. Kensington Bank is a state chartered nonmember bank of the Federal Reserve and its deposits are insured up to the applicable limits by the Federal Deposit Insurance Corporation (“FDIC”).

     Kensington Bank is subject to the rules, regulations and examinations conducted by the FDIC, the Federal Reserve Board and the State of Florida, Division of Banking. On June 3, 2002, Kensington Bank was advised by the Atlanta Regional Office of the FDIC that the bank’s leverage ratio (total capital divided by average assets) of 6.78% at March 31, 2002 was below the 8.0% required regulatory level for banks with less than three years of operations. Kensington Bank was requested to increase its leverage ratio to at least 8.0% by June 30, 2002. As a result, the directors of Bankshares loaned the company $4.0 million and such funds were used to increase the capital accounts of the bank, thereby enabling the bank to meet its leverage ratio requirement. We believe that the anticipated earnings of Kensington Bank and the management of Kensington Bank’s asset and liability portfolios, will enable the bank to maintain its regulatory ratios. See “Use of Proceeds,” “Management - Transactions with Related Parties” and “Supervision and Regulation - Recent Events.”

     Bankshares principal executive officers are located at 13246 N. Dale Mabry Highway, Tampa, Florida 33624, and its telephone number is (813) 961-6200.

The Offering

Shares of common stock outstanding	2,960,000 shares
Shares of common stock offered	750,000 shares
Shares of common stock to be outstanding	3,710,000 shares	(1)

(1)	assumes all of the shares being offered are sold

Offer to Shareholders

     Offer. We are offering to the holders of our common stock a nontransferable right to subscribe for and purchase at the subscription price one share for each six shares held of record at the close of business on June 30, 2002. The subscription offering will terminate on September 16, 2002.

     Minimum Requirement. A minimum of 540,000 shares must be subscribed and paid for by September 30, 2002, or the offering will be terminated and the subscription funds will be refunded promptly in full, without interest or deduction. Until the minimum number of shares are subscribed for and purchased, all subscription funds received in the offering will be deposited into an escrow account with Kensington Bank. If, however, the minimum is subscribed and paid for, the subscription funds will be released from escrow to Bankshares. The directors have agreed orally to subscribe for and purchase any shares not purchased by the shareholders and the general public, up to 540,000, in order to meet the minimum number of shares required to be sold. See “Escrow Account; Release of Funds; No Revocation of Subscriptions by Subscribers; No Interest on Subscription Funds” below.

     Escrow Account; Release of Funds; No Revocation of Subscriptions by Subscribers; No Interest on Subscription Funds. All funds received in payment of the Subscription Price will be promptly deposited into an escrow account with Kensington Bank. Funds in the escrow account will not be invested. Subscription funds will be released from the escrow account only after the minimum requirement has been met or upon termination of the offering. Subscriptions for shares that are received by the escrow agent may not be revoked. No interest will be paid to subscribers on subscription funds, even if the offering is terminated. By submitting a subscription, you will forego interest you otherwise could have earned on the funds for the period during which your funds are held in the escrow account.

     Acceptance of the Offer. Subscription rights may be exercised by filling out and signing the subscription agreement and delivering the subscription agreement to Bankshares on or before September 16, 2002, accompanied by payment in full of the subscription price. Payment of the subscription price must be in United States dollars and may be made in cash or by check, bank draft or postal or express money order payable to Kensington Bankshares, Inc. Subscriptions will also be accepted if at or prior to September 16, 2002 Bankshares receives payment in full of the subscription price, together with a letter or telegraphic notice from a bank or trust company or a member firm of the New York Stock Exchange setting forth the subscriber’s name, the number of shares subscribed for and stating that a properly completed and executed subscription agreement has been deposited with such bank, trust company or member firm and has been, or promptly will be forwarded to Kensington Bankshares, Inc.

     Intentions of Officers and Directors. The officers and directors of Bankshares own a total of 700,264 shares of common stock of Bankshares, or 23.7% of the outstanding shares. The officers and directors have indicated orally their intent to exercise their subscription rights in full, which would increase their ownership to 816,974 shares. In addition, as indicated above under “Kensington Bankshares, Inc.”, in order for Kensington Bank to meet its leverage ratio requirement at June 30, 2002, the directors of Bankshares loaned the company $4,000,000. Such funds were used to increase the capital accounts of Kensington Bank. The directors have agreed orally to purchase any shares not subscribed for and purchased by the shareholders and general public up to 540,000 shares in order to meet the minimum sales requirement. If the minimum number of shares are sold and all such shares are purchased by the officers and directors of the company, such persons will own 35.4% of the outstanding shares. Such shares will be acquired for investment purposes only and not for resale. See “Use of Proceeds” and “Management-Transactions with Related Parties.”

Offer to General Public

     Bankshares will offer to the general public 256,667 shares of its common stock and those shares not subscribed for by the shareholders pursuant to the subscription offering. The shares will be offered at the subscription price set forth on the cover page. The offering to the general public will terminate on September 30, 2002.

Use of Proceeds

     The net proceeds of the offering from the sale of the minimum number of shares ($4.0 million) will be used to repay loans made by the directors of Bankshares to the company. Such funds were used to increase the capital of Kensington Bank. See “The Offering—Intentions of Officers and Directors,” “Bankshares and Kensington Bank” “Management—Transactions with Related Parties” and “Supervision and Regulation — Recent Events”. Each of the directors have agreed orally to exercise their subscription rights in full (116,710 shares) for $875,325, and to purchase, if necessary, up to an additional 423,290 shares to reach the minimum number of shares required to be sold. The purchase price of the shares acquired by the directors will be credited against the amount due on the loans and the balance outstanding, if any, will be paid from the proceeds of the offering. Any funds received in excess of $4.0 million will be used to increase the capital accounts of the bank.

Selected Financial Information — (dollars in thousands except per share amounts)

Consolidated Statements of Operations-Summary(1)

			Three Months
	February 28, 2000	Year	Ended
	To	Ended	March 31,
	December 31,	December 31,
	2000	2001	2001	2002

			(unaudited)
Interest income	$2,875	$9,089	$1,521	$3,393
Interest expense	1,531	5,773	946	1,964

Net interest income	1,344	3,316	575	1,429
Provision for loan losses	140	272	30	40
Non interest income	21	95	17	34
Non interest expense	2,010	2,768	601	862
Net income (loss)	(624)	371	(39)	373
Income (loss) per share of common stock	(0.24)	0.13	(0.01)	0.13

Consolidated Statements of Condition-Summary(1)

	December 31,
			March 31,
	2000	2001	2002

			(unaudited)
Total assets	$65,647	$198,226	$257,434
Investment securities	39,561	139,762	187,760
Loans receivable, net	17,681	47,724	50,864
Deposits	52,929	176,989	230,310
Stockholders’ equity	12,496	15,252	15,499
Common shares outstanding	2,560,000	2,960,000	2,960,000
Selected Financial Ratios
Equity to asset ratio	19.03%	7.69%	6.02%
Return on average assets	(1.67)%	.29%	.60%
Return on average equity	(5.74)%	2.58%	9.73%
Allowance for loan losses to total loans	.79%	.85%	.87%
Net interest margin	3.79%	2.63%	2.18%
Net interest expense to net interest income and non-interest income	56.75%	30.13%	25.15%
Risk based capital ratios:
Tier I — Capital	39.49%	19.25%	16.24%
Total Capital	39.93%	19.76%	16.71%
Leverage ratio	21.81%	8.04%	6.78%

(1)	For more complete information see Consolidated Financial Statements of Operations and Financial Condition.

BANKSHARES AND KENSINGTON BANK

Bankshares

     We are a registered bank holding company under the Bank Holding Act of 1956, as amended. Although incorporated under the laws of the State of Florida on January 26, 2001, we did not commence operations until January 2002. In January 2002, we acquired all of the outstanding shares of common stock of First Kensington Bank upon the effectiveness of an exchange offer whereby each share of Kensington Bank’s common stock was automatically exchanged for four shares of common stock of Bankshares. Bankshares sole subsidiary and principal asset is First Kensington Bank.

Kensington Bank

     Kensington Bank was incorporated as a State Bank on December 8, 1999, under the laws of the State of Florida and commenced operations on February 28, 2000. Kensington Bank is subject to the rules, regulations and examinations conducted by the Federal Deposit Insurance Corporation and the State of Florida Division of Banking. See “Supervision and Regulation.” Kensington Bank operates under the day-to-day management of its officers and they have substantial authority in making autonomous decisions regarding investments, loan policies, interest rates and service charges.

     Kensington Bank conducts a commercial banking business from six office locations, its main office and one branch office located in Hernando County, Florida, two branch offices located in Pasco County, Florida and two branch offices located in Hillsborough County, Florida. Hernando, Pasco and Hillsborough Counties, located on the Gulf of Mexico about half-way down the west coast, make up the bank’s primary service area. According to the U. S. Census, the primary service area experienced a population growth of approximately 21% during the 1990’s resulting in a total population of approximately 1,475,000 at December 31, 2000; 999,000 in Hillsborough County, 345,000 in Pasco County and 131,000 in Hernando County. Hillsborough County experienced a population growth of approximately 19.8% from 1990 to 2000, Pasco County 22.6% and Hernando County 29.4%. In addition, the number of household units increased during the same periods as follows: Hillsborough County from 263,219 to 425,962, Pasco County from 100,846 to 147,566 and Hernando County from 22,500 to 62,717. At December 31, 2000, the number of persons per household approximated 2.4 and as of July 2001, the unemployment rate was approximately 3.4%. During 2000, the number of housing units covered by building permits was 11,657 (Hillsborough County), 3,486 (Pasco County) and 1,326 (Hernando County).

     In spite of changing conditions involving the infrastructure requirements which have limited economic expansion and population growth at various geographic locations around the country, Kensington Bank’s primary market area has continued to grow because of its ability to attract new residents to its favorable year round climate and relatively stable economic environment. Furthermore, although the major economic base in Kensington Bank’s primary service area is tourism and construction, there has been a growth of other diverse service businesses. Bankshares believes that it is situated to take advantage of any economic and demographic growth in its primary service area.

     Kensington Bank offers a variety of consumer and commercial banking services to individuals and businesses. As a community-oriented institution, Kensington Bank’s management has placed special emphasis on the importance of individualized attention to its customers. The business of Kensington Bank consists primarily of attracting deposits from the general public and applying those funds to investments in securities and the origination of loans for the purchase, construction, financing and refinancing of commercial and residential real estate in the primary service area and for various types of collateralized and uncollateralized consumer loans. Kensington Bank’s income is derived primarily from the interest and fees earned in connection with its lending activities, interest from investment securities and short-term investments. Its main expenses are the interest paid on deposits and operating expenses.

     Kensington Bank is subject to the rules, regulations and examinations conducted by the Federal Deposit Insurance Corporation, the Federal Reserve Board and the State of Florida, Division of Banking, On June 3, 2002, Kensington Bank was advised by the Atlanta Regional Office of the FDIC that the bank’s leverage ratio (total capital divided by average assets) of 6.78% at March 31, 2002 was below the 8.0% required regulatory level for banks with less than three years operations. Kensington Bank was requested to increase its leverage ratio to at least 8.0% by June 30, 2002. As a result, the directors of Bankshares loaned the company $4.0 million dollars and such funds were used to increase the capital accounts of Kensington Bank, thereby enabling the bank to meet its leverage ratio requirement. We believe that the anticipated earnings of Kensington Bank and the management of Kensington Bank’s asset and liability portfolios, will enable the bank to maintain its regulatory ratios. See “Use of Proceeds,” “Management-Transactions with Related Parties” and “Supervision and Regulation-Recent Events.”

     For the quarter ended March 31, 2002, we had net income of $373,000, or $0.13 per share. At March 31, 2002, we had consolidated assets of $257.4 million, including net loans of $50.9 million, deposits of $230.3 million, and shareholders’ equity of $15.5 million.

RISK FACTORS

     Prospective purchasers of Bankshares common stock should carefully consider the following factors as well as other information contained in this prospectus in evaluating an investment in Bankshares.

Shareholders may not be able to quickly and easily sell their common stock.

     It is not expected that an active and liquid market for the common stock will develop upon consummation of this offer. As a result, shareholders may find it difficult to sell a significant number of shares at the prevailing market price.

No broker has agreed to purchase any of the common stock and we may not be able to sell all of the shares we are attempting to sell in the offering. Our operating results may be adversely affected if less than all of the offered shares are sold.

     The common stock is being sold directly, through the efforts of our directors and executive officers. No broker-dealer or other person has any obligation to purchase, or find purchasers for, any shares of common stock. If less than all of the shares offered are purchased, we will have less capital to fund operations and growth, which could result in restricted or slower growth, reduced asset size and slower expansion of activities, and lower shareholder returns.

If the interest payments on our borrowings increase relative to the interest we earn on our investments, it may decrease our net interest income.

     Our profitability depends to a large extent on Kensington Bank’s net interest income, which is the difference between income on interest-earning assets such as real estate and construction loans and investment securities, and expense on interest-bearing liabilities such as deposits and borrowings. Like most financial institutions, we are affected by changes in general interest rate levels and by other economic factors beyond our control. Our net interest income may be reduced if (i) more interest-earning assets than interest-bearing liabilities reprice or mature during a time when interest rates are declining or (ii) more interest-bearing liabilities than interest-earning assets reprice or mature during a time when interest rates are rising. As of December 31, 2001, our interest-bearing liabilities maturing or repricing within one year exceeded our interest-earning assets maturing or repricing within one year by $67 million, or 34% of interest-earning assets.

     Changes in the difference between short and long-term interest rates may also harm our business. For example, short-term deposits may be used to fund longer-term loans. When differences between short-term and long-term interest rates shrink or disappear, the spread between rates paid on deposits and received on loans could narrow significantly, decreasing our net interest income.

A substantial portion of our loans are real estate related loans in the Tampa Bay area. Adverse changes in the real estate market in this area could lead to higher levels of problem loans and charge-offs, and adversely affect our earnings and financial condition.

     We have a substantial amount of loans secured by real estate as collateral. At March 31, 2002, approximately 61.7% of our loans were real estate loans and 30.1% were construction loans, which often have much more risk than many other type of loans. This concentration exposes us to the risk that adverse developments in the real estate market, or in the general economic conditions in the Tampa Bay market, could increase the levels of nonperforming loans and charge-offs, and reduce loan demand and deposit growth. In that event, we would likely experience lower earnings or losses. We anticipate that for the foreseeable future, real estate and construction loans will continue to represent approximately 90% of our loan portfolio.

Possible inadequacy of allowance for loan losses could have a negative effect on net income.

     In originating loans, there is a substantial likelihood that certain losses will be experienced. The risk of loss will vary with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the quality of the collateral for the loan. Management maintains an allowance for loan losses based on, among other things, historical experience, an evaluation of economic conditions, and regular reviews of delinquencies and loan portfolio quality. Based upon such factors, management makes various assumptions and judgments about the ultimate collectability of the loan portfolio and provides an allowance for potential loan losses based upon a percentage of the outstanding loan balances and for specific loans when their ultimate collectability is considered questionable. Since certain lending activities involve greater risks, the percentage applied to specific loan types may vary. In addition, since we have been experiencing rapid growth, many of our loans are too new to exhibit any problems. Material additions to the allowance for loan losses would result in a decrease in net income and capital.

We have no current plans to pay dividends.

     Bankshares has not paid any dividends to date to its shareholders and does not anticipate paying dividends in the foreseeable future. Future payment of dividends by Bankshares is necessarily dependent upon adequate earnings of Kensington Bank. The ability of Kensington Bank to pay dividends is, in turn, regulated by Federal and State statutes and regulations and is also affected by national and local economic conditions and other pertinent conditions. At December 31, 2001, there was no money available for the payment of dividends without prior regulatory approval.

There is no assurance that we can continue to successfully compete with others for business.

     The banking business is highly competitive. In its primary market area, Kensington Bank competes with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere. Most of these competitors have substantially greater resources and lending limits than Kensington Bank and may offer certain services, such as trust services, that Kensington Bank does not provide at this time. The profitability of Bankshares depends upon Kensington Bank’s ability to compete in its market area. See “ Business of Kensington Bank-Competition.”

Management is able to influence matters submitted for shareholders’ vote.

     Upon completion of the offering, assuming all of the shares being offered are sold and the officers and directors of Bankshares exercise their subscription rights in full, such persons will own collectively approximately 22.0% of the outstanding shares of common stock. If the minimum number of shares are sold and all such shares are purchased by the officers and directors of the company, such persons will own 35.4% of the outstanding shares. As a result, management will have an influence on the election of the members of the Board of Directors and on all matters submitted to a shareholder vote. See “Principal Shareholders.”

The purchasers of shares offered hereby will suffer an immediate dilution in the net tangible book value per share from the subscription price.

     Based upon the net tangible book value of Bankshares at March 31, 2002 and assuming all of the shares being offered are sold, investors in this public offering will suffer an immediate dilution of their investment in net tangible book value per share from the subscription price. See “Dilution.”

THE OFFERING

Offer to Shareholders

     We are offering to the holders of our outstanding shares of common stock a nontransferable right to subscribe for and purchase at the subscription price set forth on the cover of this prospectus one share for each six shares of common stock held of record at the close of business on June 30, 2002, subject to adjustment to the nearest whole share. Shareholders are entitled to subscribe for all, or any portion, of the shares of common stock underlying their basic subscription rights.

     Minimum Requirement. A minimum of 540,000 shares must be subscribed and paid for by September 30, 2002, or the offering will be terminated and the subscription funds will be promptly refunded in full, without interest or deduction. Until the minimum number of shares are subscribed for and purchased, all subscription funds received in the offering will be deposited into an escrow account with Kensington Bank. If, however, the minimum is subscribed and paid for, the subscription funds will be released from escrow to Bankshares. The directors have agreed orally to subscribe for and purchase any shares not purchased by the shareholders and general public, up to 540,000, in order to meet the minimum number of shares required to be sold. See “Escrow Account; Release of Funds; No Revocation of Subscriptions by Subscribers; No Interest on Subscription Funds”, below.

     Escrow Account; Release of Funds; No Revocation of Subscriptions by Subscribers; No Interest on Subscription Funds. All funds received in payment of the Subscription Price will be promptly deposited into an escrow account with Kensington Bank. Funds in the escrow account will not be invested. Subscription funds will be promptly released from the escrow account only after the minimum requirement has been met or upon termination of the offering. Subscriptions for shares that are received by the escrow agent may not be revoked. No interest will be paid to subscribers on subscription funds, even if the offering is terminated. By submitting a subscription, you will forego interest you otherwise could have earned on the funds for the period during which your funds are held in the escrow account.

     Subscription Price. The subscription price has been set by the Board of Directors. No investment bank has advised us in setting the price and we have not obtained any independent valuation of the common stock. In establishing the offering price, the Board of Directors considered various factors that it deemed relevant including, among other things, recent trades of Bankshares common stock ($6.30 per share), earnings ($.13 per share for the year ended December 31, 2001 and $.13 per share for the three months ended March 31, 2002) and net book value ($5.24 per share at March 31, 2002).

     Expiration Date. The Subscription Offer will expire at 5:00 p.m., September 16, 2002. After the expiration of the offering, unexercised subscription rights will be null and void. We will not be obligated to honor any order form received after the expiration time, regardless of when the form or the payment were sent.

     Method of Accepting the Subscription Offer. The subscription offer may be accepted by filling out and signing the subscription agreement and delivering the subscription agreement to Bankshares on or before September 16, 2002 accompanied by payment in full of the subscription price. Payment of the subscription price must be in United States dollars and may be made in cash or by check, bank draft or postal or express money order, payable to Kensington Bankshares, Inc. Subscriptions will also be accepted if at or prior to September 16, 2002 the subscription agent receives payment in full of the subscription price together with a letter or telegraphic notice from a bank or trust company or a member firm of the New York Stock Exchange setting forth the subscriber’s name, the number of shares subscribed for and stating that a properly completed and executed subscription agreement has been deposited with such bank, trust company or member firm and has been, or promptly will be forwarded to Kensington Bankshares, Inc.

     Intention of Officers and Directors. The officers and directors of Bankshares own a total of 700,264 shares of common stock of Bankshares, or 23.7% of the outstanding shares. The officers and directors have indicated orally their intent to exercise their subscription rights in full, which would increase their ownership to 816,974 shares. In addition, as indicated above under “Bankshares and Kensington Bank,” in order for Kensington Bank to meet the leverage ratio requirement of the FDIC, the directors of the Bankshares loaned the company $4,000,000. Such funds were used to increase the capital of Kensington Bank. Such directors have agreed orally to purchase any shares not subscribed for and purchased by the shareholders and general public, up to 540,000, in order to meet the minimum sales requirement. If the minimum number of shares are sold and all such shares are purchased by the officers and directors of the company, such persons will own 35.4% of the outstanding shares. See “Use of Proceeds” and “Management-Transactions with Related Parties.” The officers and directors of Bankshares and Kensington Bank have further indicated that they are acquiring the shares for investment purposes only and not for resale.

Offer to General Public

     We are offering to the general public, including certain depositors and friends, relatives and associates of the officers and directors, 256,667 shares of common stock, and those shares not subscribed for by the shareholders of Bankshares pursuant to the Subscription Offering, at the subscription price set forth on the Cover Page. The offering to the general public will terminate on September 30, 2002.

Manner of Distribution

     The executive officers and directors will assist us in the offering. None of the executive officers and directors will receive special compensation for their services in connection with the offering. They intend to personally solicit acquaintances and others who might be able to assist the bank in some way. No person is authorized to render investment advice or to make statements about Bankshares or Kensington Bank unless the information is set forth in this prospectus. None of our executive officers or directors is registered as a securities broker or dealer under the federal or applicable state securities laws, nor are any of such persons affiliated with any broker or dealer. Because such persons are not in the business of either effecting securities transactions for others or buying and selling securities for their own account, they are not required to register as brokers or dealers under the federal securities laws. In addition, the proposed activities of such executive officers and directors are exempted from registration pursuant to a specific safe-harbor provision under Rule 3a4-1 under the Securities Exchange Act of 1934, as amended. Substantially similar exemptions from such registration are available under applicable state securities laws.

USE OF PROCEEDS

     The net proceeds of the offering from the sale of the minimum number of shares ($4.0 million) will be used to repay loans made by the directors of Bankshares to the company. Such funds were used to increase the capital of Kensington Bank. See “The Offering - Intentions of Officers and Directors,” “Bankshares and Kensington Bank” and “Management - Transactions with Related Parties”. Each of the directors have agreed orally to exercise their subscription rights in full (116,710 shares) for $875,325, and to purchase, if necessary, up to an additional 423,290 shares to reach the minimum number of shares required to be sold. The purchase price of the shares acquired by the directors will be credited against the amount due on the loans and the balance outstanding, if any, will be paid from the proceeds of the offering. Any funds received in excess of $4.0 million will be used to increase the capital accounts of the bank.

     We expect Kensington Bank’s capital, together with current earnings, will support future growth for at least two or three years, although the exact period is dependent on our actual level of growth and earnings, additional business opportunities that may develop, and economic conditions in general and the primary service area in particular.

CAPITALIZATION

     The following table sets forth the capitalization of Bankshares as of March 31, 2002, and gives effect to the sale of all of the shares of common stock offered hereby.

		Assumes Minimum	Assumes Maximum
	Actual	Proceeds	Proceeds

Shareholders’ Equity:
Common stock, $. 01 Par Value, 10,000,000 shares authorized, 2,960,000 shares outstanding, 3,710,000 as adjusted	$29,600	$35,000	$37,100
Additional Paid in Capital	15,490,402	19,485,002	21,057,902
Retained earnings	119,831	119,831	119,831
Accumulated other comprehensive income, net of taxes of $88,043	(140,640)	(140,640)	(140,640)

Total Shareholders’ Equity	$15,499,193	$19,499,193	$21,074,193

MARKETS AND DIVIDENDS ON COMMON STOCK

     There is no active market for the common stock of Bankshares, although occasional trades have taken place. It is not anticipated that an active market will develop subsequent to this offering.

     Bankshares has not paid any dividends to date to its shareholders and does not anticipate paying dividends in the foreseeable future. Future payment of dividends by Bankshares is necessarily dependent upon adequate earnings of Kensington Bank. The ability of Kensington Bank to pay dividends is, in turn, regulated by Federal and State statutes and regulations and is also affected by national and local economic conditions and other pertinent conditions. At December 31, 2001, there was no money available for the payment of dividends without prior regulatory approval.

DILUTION

     Dilution represents the difference between the amount per share paid by purchasers of common stock in this offering and the net tangible book value per share of common stock immediately after the offering. The tangible book value of Bankshares was $15.5 million at March 31, 2002, or $5.24 per share. Assuming the sale of 540,000 shares and all of the shares being offered, the proforma book value would be $19.5 million or $5.57 per share and $21.1 million or $5.68 per share, respectively, resulting in the following dilution to purchasers of the shares being offered hereby:

	Sale of	Sale of
	540,000 shares(1)	750,000 shares

Offering price per share	$7.50	$7.50
Net tangible book value per share before the offering	5.24	5.24
Increase in net tangible book value per share attributable to the offering	.33	.44
Pro forma net tangible book value per share after the Offering	5.57	5.68

Dilution to investors in the offering, per share	$1.93	$1.82

(1)	Reflects the minimum number of shares to be sold based on commitments from Bankshares directors. See “Use of Proceeds” and “Management-Transactions with Related Parties.”

     The officers, directors and promoters of Bankshares and Kensington Bank and their affiliated persons each paid $5.25 and $6.00 per share for the shares owned by them. Such price is the same as that paid by all other shareholders who acquired shares from the company.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS

     This statement should be read in conjunction with the consolidated financial statements and related notes of Bankshares appearing elsewhere herein.

			Three Months
	February 28, 2000	Year	Ended
	To	Ended	March 31,
	December 31,	December 31,
	2000	2001	2001	2002

Interest Income:
Loans receivable and fees on loans	$655,220	$2,864,394	$481,107	$1,041,865
Investment securities	1,884,808	6,057,058	999,445	2,313,963
Federal funds sold	334,837	167,888	39,966	37,322

Total interest income	2,874,865	9,089,340	1,520,518	3,393,150

Interest Expense:
Deposits	1,530,103	5,458,689	928,903	1,923,679
Other	445	314,959	17,421	40,659

Total interest expense	1,530,548	5,773,648	946,324	1,964,338

Net interest income	1,344,317	3,315,692	574,194	1,428,812
Less Provision for Loan Losses	140,000	272,416	30,000	40,000

Net interest income after provision for loan losses	1,204,317	3,043,276	544,194	1,388,812

Noninterest Income:
Service charges	11,341	79,851	12,732	31,159
Other	9,893	15,044	5,148	3,128

Total noninterest income	21,234	94,895	17,880	34,287

Noninterest Expenses:
Salaries and employee benefits	975,469	1,533,330	337,991	423,840
Occupancy expense	90,883	212,344	60,918	117,166
Other	943,886	1,021,996	202,428	320,874

Total noninterest expenses	2,010,238	2,767,670	601,337	861,880

Income (Loss) before income taxes	(784,687)	370,501	(39,263)	561,219
Income Tax Benefit (Expense)	160,978	0	0	(188,180)

Net Income (Loss)	$(623,709)	$370,501	$(39,263)	$373,039

Net Income (Loss) per share of common stock	$(0.24)	$0.13	$(0.01)	$0.13

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis is designed to provide a better understanding of the significant factors related to Bankshares results of operations, financial condition, liquidity, and capital resources. Such discussion and analysis should be read in conjunction with the sections of this Prospectus entitled “Business of Kensington Bank” and the consolidated financial statements, including the notes thereto.

General

     Bankshares principal asset is its ownership of Kensington Bank. Accordingly, results of operations are primarily dependent upon the results of operations of Kensington Bank. Kensington Bank conducts a general commercial banking business, which consists of attracting deposits from the general public and applying those funds to the origination of loans for commercial, consumer and residential purposes. Kensington Bank’s profitability depends primarily on net interest income, which is the difference between interest income generated from interest-earning assets (i.e., loans and investments) less the interest expense incurred on interest-bearing liabilities (i.e., customer deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities, and the interest rate paid on these balances. Net interest income is dependent upon Kensington Bank’s interest rate spread, which is the difference between the average yield earned on its interest-earnings assets and the average rate paid on its interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income. The interest rate spread is impacted by interest rates, deposit flows, and loan demands. Additionally, to a lesser extent, Kensington Bank’s profitability is affected by such factors as the level of non-interest income and expenses, the provision for loan losses, and the effective tax rate. Non-interest income consists of service charges and other income. Non-interest expenses consist of compensation and benefits, occupancy related expense, equipment and data processing expenses, professional fees and other operating expenses.

Results Of Operations and Financial Condition

Comparison of three months ended March 31, 2002 to March 31, 2001.

     Bankshares experienced continued asset, investment, loan and deposit growth from 2001 to 2002. Total assets increased 174% to $257,433,593 at March 31, 2002 from $93,881,574 at March 31, 2001. This increase is primarily attributable to an increase in securities of $123,135,387 and an increase in loans of $28,341,818 during the year. Securities available for sale increased to $51,302,448 at March 31, 2002 from $0 at March 31, 2001, while securities held to maturity increased 111% or $71,832,939 to $136,457,974 at March 31, 2002 from $64,625,035 at March 31, 2001. These increases are attributable to the increase in deposit accounts during the year by 194%, or $151,940,813, from $78,368,722 at March 31, 2001 to $230,309,535 at March 31, 2002.

     Total interest income increased 123% to $3,393,150 for the three months ended March 31, 2002, from $1,520,518 for the three months ended March 31, 2001. The increase was due primarily to a rise in interest earning assets, loans and investments, resulting from a $151,940,813 growth in deposits from 2001 to 2002. The 194% increase in deposits from 2001 to 2002 is attributable to a general growth in Kensington Bank’s service area and the opening of two additional locations. In addition, the existing branches have become more established in their market area. Loan interest income in 2002 increased 116% to $1,041,865 from $481,107 in 2001. Interest income from investment securities increased by 132% to $2,313,963 during 2002 from $999,445 in 2001. Interest income from federal funds sold decreased by 7% to $37,322 in 2002 from $39,966 in 2001. Interest expense increased by 108% to $1,964,338 during 2002 from $946,324 in 2001. Non-interest income, which consists of service charges and other income, increased by 92% to $34,287 during 2002 from $17,880 in 2001. Non-interest expense, which consists of salaries and employee benefits, occupancy expense and other expense increased by 43% to $861,880 during 2002 from $601,337 in 2001. Net earnings after income taxes increased to $373,039 or $0.13 per share in 2002 from a loss of ($39,263) or ($0.01) per share in 2001.

Comparison of year ended December 31, 2001 to the period from February 28, 2000 (date of inception) to December 31, 2000.

     Bankshares experienced continued asset, investment, loan and deposit growth during 2001. Total assets increased 202% to $198,226,021 at December 31, 2001 from $65,646,684 at December 31, 2000. This increase is primarily attributable to an increase in securities of $100,200,328 and an increase in loans of $30,042,951 during the year. Securities available for sale increased to $9,476,211 at December 31, 2001 from $0 at December 31, 2000, while securities held to maturity increased 229% or $90,724,112 to $130,285,681 at December 31, 2001 from $39,561,569 at December 31, 2000. These increases are attributable to the increase in deposit accounts during the year by 234%, or $124,060,105, from $52,928,608 at December 31, 2000 to $176,988,713 at December 31, 2001.

     Total interest income increased 216% to $9,089,340 for the year ended December 31, 2001, from $2,874,865 for the ten months ended December 31, 2000. The increase was due primarily to a rise in interest earning assets, loans and investments, resulting from a $124,060,105 growth in deposits from 2000 to 2001. The 234% increase in deposits from 2000 to 2001 is attributable to a general growth in Kensington Bank’s service area and the opening of two additional locations. In addition, the existing branches have become more established in their market area. Loan interest income in 2001 increased 331% to $2,864,394 from $665,220 in 2000. Interest income from investment securities increased by 221% to $6,057,058 during 2001 from $1,884,808 in 2000. Interest income from federal funds sold decreased by 50% to $167,888 during 2001 from $334,837 in 2000. Interest expense increased by 277% to $5,773,648 during 2001 from $1,530,548 in 2000. Non-interest income, which consists of service charges and other income, increased by 347% to $94,895 during 2001 from $21,234 in 2000. Non-interest expense, which consists of salaries and employee benefits, occupancy expense and other expense increased by 38% to $2,767,670 during 2001 from $2,010,238 in 2000. Net earnings after income taxes increased to $370,501 or $0.13 per share in 2001 from a loss of ($623,709) or ($0.24) per share in 2000.

Net Interest Income

     Net interest income is the difference between interest and fees earned on interest earning assets, primarily loans and investment securities, and interest paid on deposits and borrowed funds. Accordingly, net interest income depends upon the volume of average earning assets and average interest bearing liabilities and the rates earned or paid on them. Presented on pages 23 and 24 is an analysis of interest earned on average earning assets and the interest paid on average interest bearing liabilities and the related average rates earned or paid on them.

     Net yield on interest earning assets is net interest revenue, on a tax equivalent basis, divided by total interest earning assets. This ratio is a measure of the Bank’s effectiveness in pricing interest earning assets and funding them with both interest and non-interest bearing liabilities. The Bank’s net yield, on a tax equivalent basis, decreased to 2.63% for the year ending December 31, 2001 compared to 3.79% for the period from February 28, 2000 (date of inception) to December 31, 2000. The Bank’s net yield, on a tax equivalent basis, decreased to 2.18% for the three months ended March 31, 2002 compared to 3.05% for the three months ended March 31, 2001. The numerous and rapid interest rates reductions in 2001 caused rates earned on loans and other interest-earning assets to decrease more rapidly than rates paid on the liabilities, primarily deposits, used to support those assets.

     Net interest income totaled $3,315,692 for the year ended December 31, 2001, a 147% increase from the $1,344,317 for the period from February 28, 2000 (date of inception) to December 31, 2000. For the three months ended March 31, 2002, net interest income was $1,428,812 compared to $574,194 for the three months ended March 31, 2001. Average interest earning assets and interest bearing liabilities increased from $35,299,000 and $24,780,000, respectively, for the period from February 28, 2000 (date of inception) to December 31, 2000 to $126,184,000 and $113,422,000, respectively, for the year ended December 31, 2001. Average interest earning assets and interest-bearing liabilities amounted to $240,642,000 and $227,233,000, respectively for the three months ended March 31, 2002.

Provision for Loan Losses

     The provision for possible loan losses reflects management’s current assessment of risks inherent in the lending process, the level of past due loans and problem assets. In management’s opinion, the allowance for loan losses as of March 31, 2002, is adequate to absorb potential losses in the loan portfolio. However, since we have been experiencing rapid growth, many of our loans are too new to exhibit any problems. The ratio of loan loss allowance to total loans was 0.8% as of December 31, 2000, 0.9% as of December 31, 2001 and 0.9% as of March 31, 2002. Although management uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to Bankshares non-performing or performing loans. Material additions to Bankshares allowance for loan losses would result in a decrease in net income and capital.

Non-Interest Income and Expenses

Non-Interest Income

			Three Months
	Ten Months	Year	Ended
	Ended	Ended	March 31,
	December 31,	December 31,
	2000	2001	2001	2002

Service charges on deposit accounts	$11,341	$79,851	$12,732	$31,159
Other income	9,893	15,044	5,148	3,128

Total non-interest income	$21,234	$94,895	$17,880	$34,287

     Non-interest income increased $73,661 to $94,895 for the year ended December 31, 2001 from $21,234 for the period from February 28, 2000 (date of inception) to December 31, 2000. For the three months ended March 31, 2002, non-interest income increased to $34,287, or $16,407 from the three months ended March 31, 2001. The increases in non-interest income are primarily attributable increases in service charges on deposit accounts as a result of the $124,060,105 or 234% increase in deposits from December 31, 2000 to December 31, 2001 and the $151,940,813 or 194% increase in deposits from March 31, 2001 to March 31, 2002.

Non-Interest Expense

			Three Months
	Ten Months	Year	Ended
	Ended	Ended	March 31,
	December 31,	December 31,
	2000	2001	2001	2002

Salaries and employee benefits	$975,469	$1,533,330	$337,991	$423,840
Occupancy expense	90,883	212,344	60,918	117,166
Equipment expense	65,102	232,531	35,785	57,485
Data processing	59,807	170,297	30,970	43,112
Professional fees	111,039	112,044	19,775	49,022
Start-up expenses	366,562	—	—	—
Other expense	341,376	507,124	115,898	171,255

Total non-interest expense	$2,010,238	$2,767,670	$601,337	$861,880

     Non-interest expense increased $757,432 to $2,767,670 for the year ended December 31, 2001 from $2,010,238 for the period from February 28, 2000 (date of inception) to December 31, 2000. This increase is net of $366,562 of pre-opening expenses included in non-interest expense for 2000, which were reimbursed to the organizers of the Bank at the date of inception. The increase in non-interest expenses is attributable to several factors including ten months of operations in 2000 compared to a full year in 2001, the continual hiring of new employees during 2000 and 2001, resulting in a total of 28 employees at the end of 2000 compared to 37 at the end of 2001 and the opening of three new branches in 2000 and two additional branches in 2001, resulting in a total of four branches at the end of 2000 compared to six at the end of 2001.

     For the three months ended March 31, 2002, non-interest expense increased to $861,880, or $260,543 from the three months ended March 31, 2001. The increase in non-interest expense from the three months ended March 31, 2001 compared to the three months ended March 31, 2002 is primarily due to two additional branches and eleven additional employees during the 2002 period compared to 2001, along with the overall growth of the Bank.

     Due to strong asset growth relative to fixed expenses during the above periods, the Bank has been able to reduce the percent of non-interest expenses as a percent of average assets from 5.3% in 2000 to 2.1% in 2001 to 1.4% for the three months ended March 31, 2002. Management does not anticipate any further significant reductions in non-interest expenses as percent of average assets.

Income Tax Expense (Benefit)

     For the period from February 28, 2000 (date of inception) to December 31, 2000, the Company had deferred income tax benefits amounting to $302,104. However, this benefit was reduced by a valuation allowance of $141,126 in 2000, as it was more likely than not the all deferred tax benefits would not be realized. For the year ended December 31, 2001 total current and deferred tax expense amounted to $141,126, which was reduced by the reversal of the valuation allowance recorded in 2000. The valuation allowance was reversed in 2001 as a result of the profitability of the Company in 2001 and the Company’s projection of continued profitability.

     For the three months ended March 31, 2001 the Company recorded a net tax provision of $-0-. This resulted from a reversal of $10,453 of the valuation allowance recorded in 2000 to offset deferred tax expense recorded. For the three months ended March 31, 2002, the Company recorded a net tax provision of $188,180.

     The effective tax rates of the periods reflected above were significantly affected by the recording of and subsequent reversal of the valuation allowance discussed above. Management believes that the Company’s effective tax rates going forward will approximate 38.5% of income before taxes.

Asset/Liability Management

     Volatile interest rates have made managing interest rate sensitivity of Kensington Bank’s asset and liability portfolios increasingly important. The principal objectives of asset/liability management are to achieve an optimum and stable net interest margin, after tax return on assets and return on equity capital, as well as to maintain adequate liquidity and capital. In order to accomplish these goals, management attempts to structure Kensington Bank’s balance sheet by shortening maturities of loans and investment securities to match the corresponding maturities of deposits that are being repriced at market rates.

     Kensington Bank has a comprehensive asset/liability management policy. Its main objective is to maintain adequate margins of rate sensitivity and protect capital through the maintenance of liquidity while achieving adequate profitability. Kensington Bank’s asset/liability management committee meets quarterly and consists of the bank’s President and Chief Executive Officer, Executive Vice President/Chief Financial Officer and Senior Loan Officer. Minutes are recorded at the meeting with a copy provided to each member of Kensington Bank’s board of directors.

     Kensington Bank’s asset/liability committee (“ALCO”) report is produced by an outside servicing agent on a quarterly basis. Management provides the servicing agent with all of Kensington Bank’s financial data in order for the servicing agent to complete the report in a timely manner.

     Management of the bank and the board of directors review all of the information provided by the ALCO in assessing exposure of the bank to interest rate risk. As a part of Kensington Bank’s interest rate risk management policy, the ALCO Committee examines the extent to which its assets and liabilities are “interest rate-sensitive” and monitors Kensington Bank’s interest rate-sensitivity “gap.” An asset or liability is considered to be interest rate-sensitive if it will reprice or mature within the time period analyzed, usually one year or less. The interest rate-sensitive gap is the difference between interest-bearing assets and interest-bearing liabilities scheduled to mature or reprice within such time period. A gap is considered positive when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities. A gap is considered negative when the amount of interest rate-sensitive liabilities exceeds interest rate-sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to adversely affect net interest income. If the repricing of Kensington Bank’s assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.

     The following table sets forth the interest rate-sensitive assets and liabilities of Kensington Bank at December 31, 2001, which are expected to mature or are subject to repricing in each of the time periods indicated. Dollar amounts are presented in thousands.

	Interest Sensitivity Due to Maturing or Repricing

	90 Days	90-180	181 Days			More than
	or Less	Days	to 1 Year	1-3 Years	3-5 Years	5 Years	Total

Interest-earning assets:
Federal funds sold	$3,416	$—	$—	$—	$—	$—	$3,416
Investment securities	23,434	8,712	4,895	5,128	—	97,617	139,786
Loans	29,009	2,032	4,064	4,130	6,052	2,936	48,223

Total interest-earning assets	55,859	10,744	8,959	9,258	6,052	100,553	191,425
Interest-bearing liabilities:
Interest-bearing demand deposits	11,527	—	—	—	—	—	11,527
Savings deposits	4,732	—	—	—	—	—	4,732
Time deposits	29,551	31,568	59,731	18,788	3,515	10,156	153,309
Customer repurchase agreements	748	—	—	—		—	748
Securities sold under agreements to repurchase	4,969	—	—	—		—	4,969

Total interest bearing liabilities	51,527	31,568	59,731	18,788	3,515	10,156	175,285
Interest sensitivity gap per Period	4,332	(20,824)	(50,772)	(9,530)	2,537	90,397	16,140
Cumulative gap	4,332	(16,492)	(67,264)	(76,794)	(74,257)	16,140
Cumulative ratio of interest earning assets to interest-bearing liabilities	1.08	0.34	0.15	0.49	1.72	9.90
Cumulative gap to total assets	0.02	(0.08)	(0.34)	(0.39)	(0.37)	0.08

Rate Sensitive Assets/Rate Sensitive Liabilities (RSA/RSL)

     Kensington Bank is asset sensitive in each of the measured ranges except the one-year area. Kensington Bank’s 90-day and 180-day forward cumulative RSA/RSL were 1.08% and 0.34% as of December 31, 2001. The balance sheet becomes well matched at the one year area with a 0.15% RSA/RSL. Kensington Bank’s rate sensitivity remains positive overall, but this should not be a significant concern because Kensington Bank’s performance in the simulation model of our asset/liability-servicing agent indicates that the risk is not substantial.

Liquidity and Capital Resources

     Kensington Bank continually monitors the maturity of its monetary assets and liabilities (liquidity management) in an attempt to properly match source and use availability of funds to provide the best overall yield opportunities. The role of liquidity management is to ensure that Kensington Bank has a ready access to sufficient liquid funds to meet normal transaction requirements, to take advantage of market opportunities requiring flexibility and speed and to provide a cushion against unforeseeable liquidity needs. The need for a program of liquidity management has been heightened substantially by economic development in recent years. Interest rates have become more volatile, creating major new uncertainties and risks in the decision making process.

     Kensington Bank’s liquidity ratios, as calculated using the regulatory formula (essentially liquid assets, except for loans, which can be converted to cash within one year divided by liabilities due within one year) are set forth below as of the dates indicated:

	December 31,
			March 31,
	2000	2001	2002

Liquidity ratio	85.0%	81.9%	87.1%
Net loan to deposit ratio	33.3%	27.0%	22.1%

     Management believes that short-term and long-term liquidity needs can be met by active monitoring of the bank’s asset/liability position. For the year ended December 31, 2001, the bank was able to meets its liquidity needs from the following: Kensington Bank completed a public sale of 400,000 shares of common stock realizing proceeds of approximately $2,400,000. In addition, the Bank received $129,727,099 from deposit growth and short-term borrowed funds and $101,080,664 from maturities and calls of investment securities. These sources of funds were used by the Bank to fund a net increase in loans of $30,452,951 and the purchase of $201,313,150 in investment securities. Additionally, Kensington Bank has available, if needed, $5,000,000 of federal funds lines of credits with correspondent banks.

     Since inception, in anticipation of a decline in interest rates, it has been the policy of the bank to pursue the sale of short-term time deposits. As a result, a significant portion of the bank’s time deposits mature in 2002. The banks asset/liability policy enables management to continuously evaluate its interest rate exposure and use various strategies to manage interest rate risks. With regard to time deposits, management can adjust interest rates paid on new or renewing certificates of deposit, set withdrawal penalties at levels to discourage early withdrawals and eliminate any dependency on public funds from government agencies. Since time deposits are a competitive product among banks, the most common method for managing interest rate exposure is to increase or decrease interest rate pricing as the need for funds increases or decreases. Therefore, we do not expect any adverse effect from early withdrawals or the non-renewing of time deposits. If, for some reason, a significant portion of the short-term time deposits were not renewed or covered by the sale of new time deposits, the bank would be required to sell a portion of its investment securities to meet the payment of such obligations.

     In accordance with risk-based capital guidelines by the FDIC Rules and Regulations, Kensington Bank is expected to meet a minimum ratio of qualifying total capital to risk-weighted assets of 8%, of which at least four percentage points should be in the form of core capital (Tier I).

     A bank is considered well capitalized if it has a total risk-based capital ratio of 10% or greater; and has a Tier I risk-based capital ratio of 6 % or greater; and has a leveraged ratio of 5% or greater (8% for banks in operation for less than three years) and is not subject to any corrective agreement or order.

     The following table summarizes the risk-based and leverage ratios of Kensington Bank as of March 31, 2002 (dollars in thousands):

Tier I Capital
Common Shareholders’ equity less intangible assets	$15,640
Tier II Capital
Allowance for Loan Loss	450

Total Capital	$16,090

Risk-adjusted assets	$96,290
Risk-based capital ratios:
Tier I Capital	16.24%
Total Capital	16.71%
Leverage Ratio	6.78%

     It must be noted that at March 31, 2002, Kensington Bank’s leverage ratio was below the required 8.0% level. This resulted from an unexpected substantial growth in deposits without a corresponding increase in capital. On June 3, 2002 the bank was requested by the FDIC to increase its leverage ratio to at least 8% by June 30, 2002. As a result the directors of Bankshares loaned the company $4.0 million and such funds were contributed by Bankshares to the bank, increasing its leverage ratio to 8.1%. See “Use of Proceeds”, “Management-Transactions with Related Parties.” and “Supervision and Regulation – Recent Events.”

     The various components of Kensington Bank’s regulatory capital and certain ratios are shown below on the dates indicated (dollars in thousands):

	December 31,
			March 31,
	2000	2001	2002

Equity capital	$12,496	$15,267	$15,640
Allowance for loan losses	140	410	450
Primary capital	12,636	15,677	16,090
Primary capital to total assets	19.25%	7.91%	6.25%
Equity capital to total assets	19.04%	7.70%	6.08%

Effects of Inflation

     As is the case with most financial institutions, Kensington Bank’s monetary assets exceed monetary liabilities. Thus, a loss in purchasing power occurs during periods of high inflation. Inflation impacts the interest rate structure. The effect of inflation on Kensington Bank’s non-monetary assets (primarily premises and equipment) has not been material.

Net Unrealized Depreciation on Available-For-Sale (AFS) Securities

     Investment securities that management has the ability and intent to hold to maturity are classified as held-to-maturity and are reported at cost, adjusted for amortization of premiums and accretion of discounts using methods approximating the interest method. Other investment securities are classified as available-for-sale and are reported at fair value. As of March 31, 2002, Kensington Bank would have suffered a net loss after tax effect of $1,398,300 if it had sold and liquidated its entire investment portfolio. Each month Kensington Bank reprices its investment portfolio and by book entry makes the current market price adjustment to net unrealized gains/losses for all securities classified as available-for-sale.

BUSINESS OF KENSINGTON BANK

Banking Services

     Kensington Bank offers most of the usual banking services, including checking accounts, savings accounts, certificates of deposit, money market accounts, money orders, travelers’ checks, safe deposit boxes, night depository, installment loans, commercial loans, mortgage loans and mortgage collections. Kensington Bank does not have trust powers.

     Kensington Bank’s commercial loan department serves a variety of professionals and local businesses, including many small, family owned enterprises. The department offers a full range of business credit services including lines of credit, term loans, revolving loans, equipment financing and mortgages. On occasion, a borrower’s needs exceed the maximum regulatory lending limit of Kensington Bank. In these instances, the department initiates a loan participation with another bank to meet the customer’s needs.

     Kensington Bank’s consumer loan services include consumer credit common to most full-service commercial banks. These services include automobile loans, home improvement loans, home equity lines of credit and other personal loans.

Primary Market Area

     Kensington Bank’s primary service area lies within Hernando County, Pasco County and Hillsborough County, Florida. The counties are located approximately half-way down the west coast of Florida. According to the 1990 U.S. Census, the primary service area counties experienced a population growth of approximately 21% during the 1990’s, resulting in a total primary service area population of approximately 1,475,000 persons at December 31, 2000. Tampa, the county seat of Hillsborough County, is the fourth most populous city in Florida. According to the University of Florida, Bureau of Economic and Business Research, the population growth in primary service area is expected to continue into the foreseeable future. This population growth has resulted in the continued construction of residential housing and related commercial support facilities. While changing conditions involving the infrastructural requirements of various geographic locations around the country has limited economic growth and population expansion, Kensington Bank’s primary service area has continued to grow because of its ability to attract new residents to its favorable year round climate and its relatively stable economic environment. Furthermore, although the major economic base in Kensington Bank’s primary market area is tourism and construction, there has been a growth of other diverse service businesses. We believe that the bank is situated to take advantage of any economic and demographic growth in its primary service area.

Competition

     Kensington Bank encounters strong competition both in making loans and attracting deposits. The deregulation of the banking industry and the widespread enactment of state laws which permit multi-bank holding companies as well as a degree of interstate banking has created a highly competitive environment for commercial banking in Kensington Bank’s primary service area. In one or more aspects of its business, Kensington Bank competes with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking companies, and other financial intermediaries operating in and around the service area. Most of the competitors, some of which are affiliated with large bank holding companies, have substantially greater resources and lending limits, and may offer certain services, such as trust services, that Kensington Bank does not currently provide. In addition, many of the bank’s non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and state chartered and federally insured banks. Kensington Bank’s primary service area is currently being served by approximately 40 commercial banks with approximately 343 offices. Kensington Bank’s principal competitors are branches of major regional holding company banks, which, for the most part, are headquartered elsewhere in Florida, Alabama, Georgia and North Carolina.

     Management believes that Kensington Bank is well positioned to compete successfully in its primary service area, although no assurances can be given. Competition among financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans and other credit and service charges, the quality and scope of the services rendered, the convenience of banking facilities, and, in the case of loans to commercial borrowers, relative lending limits.

Employees

     As of March 31, 2002, Kensington Bank had 36 employees. Management believes that its employee relations have been and continue to be good. No employees are represented by any union or similar group and Kensington Bank has never experienced any strike or labor dispute.

Property

     Kensington Bank’s main office is located 1300 Pinehurst Dr., Spring Hill, Florida 34606. The bank also either owns or leases the following branch facilities:

Address	Size	Owned/Leased	Expiration Date

1300 Pinehurst Dr.
Spring Hill, FL 34606	4000 sq. ft.	Owned
4842 State Road 674
Sun City Center, FL 33573	2400 sq. ft.	Leased	September 30, 2005(a)
13246 N. Dale Mabry
Tampa, FL 33624	2170 sq. ft.	Leased	May 2, 2005(a)
14363 Spring Hill Dr.
Spring Hill, FL 34609	1050 sq. ft.	Leased	January 4, 2004(b)
8623 Regency Park Blvd.
Port Richey, FL 34668	4875 sq. ft.	Leased	November 11, 2005(c)
8805 Mitchell Blvd.
New Port Richey, FL 34655	1900 sq. ft.	Leased	October 15, 2004(d)

(a)	Option to renew for additional five years

(b)	Option to renew for additional three years

(c)	Option to renew for two additional five-year periods

(d)	Option to renew for two additional three-year periods

     The annual rental on the above-leased facilities is $245,800.

Common Stock

     Kensington Bank has 740,000 shares of common stock, par value $10.25 per share, outstanding, all of which are owned by Bankshares.

STATISTICAL INFORMATION ABOUT KENSINGTON BANK

     The following tables and schedules contain statistical information concerning the financial condition and operations of Kensington Bank for the period or periods or as of the date or dates indicated in each table or schedule.

Average Daily Balance Sheets

     The following table shows Kensington Bank balances of assets, liabilities and capital computed on an average daily basis.

Average Daily Balance Sheet
(in thousands)

	Ten Months	Year	Three Months
	Ended	Ended	Ended
	December 31,	December 31,	March 31,
	2000	2001	2002

Assets:
Cash and due from banks	$672	$1,941	$2,691
Federal funds sold	5,175	4,406	6,507
Taxable securities	23,677	90,016	183,421
Loans (Net)	6,447	31,762	50,714
Premises and equipment (Net)	1,079	2,121	2,498
Other	407	1,680	3,518

Total Assets	$37,457	$131,926	$249,349
Liabilities and equity:
Non-interest-bearing demand deposits	$1,840	$3,952	$6,368
Interest-bearing demand deposits	1,323	6,760	5,171
Savings deposits	622	2,684	12,859
Other time deposits	22,733	94,862	198,983

Total deposits	26,518	108,258	223,381
Other borrowed funds	10	9,116	10,220
Other liabilities	57	273	418
Stockholders’ equity	10,872	14,279	15,330

Total Liabilities and Stockholders’ Equity	$37,457	$131,926	$249,349

Income and Average Yield on Interest Earning Assets and Interest
Expense and Average Rate on Interest Bearing Liabilities

     The following table shows the interest income and average yield on interest earning assets and the interest expense and average rate on interest bearing liabilities for the periods indicated. The calculations of average yields or rates are based upon the average daily balances.

Interest Income and Expenses
(dollars in thousands)

	Ten Months Ended		Year Ended		Three Months
	December 31,		December 31,		Ended March 31,
	2000		2001		2002

		Average		Average		Average
	Interest	Rate	Interest	Rate	Interest	Rate

Assets:
Taxable securities	$1,885	7.96%	$6,057	6.73%	$2,314	5.05%
Loans, net	655	10.16%	2,864	9.02%	1,042	8.22%
Federal funds sold	335	6.47%	168	3.81%	37	2.27%

Total interest — earning assets	2,875	8.14%	9,089	7.20%	3,393	5.64%
Liabilities:
Interest-bearing demand deposits	43	3.25%	159	2.35%	59	1.84%
Savings deposits	27	4.34%	90	3.35%	33	2.55%
Time deposits	1,460	6.42%	5,210	5.49%	1,831	3.68%
Other borrowed funds	1	0.98%	315	3.46%	41	1.60%

Total interest — bearing liabilities	$1,531	6.18%	$5,774	5.09%	$1,964	3.46%

     Interest income and expense are affected by changes in interest rates, by changes in the volumes of earning assets and interest-bearing liabilities, and by changes in the mix of these assets and liabilities. The following analysis shows the year-to-year changes in the components of net interest income:

Rate/Volume Variance Analysis
(dollars in thousands)

	2001 Compared to 2000
	Increase (Decrease) Due to

	Volume (1)	Rate	Change

Interest earned on:
Taxable securities	$4,416	$(244)	$4,172
Loans, net(1)	2,274	(65)	2,209
Federal funds sold	(44)	(123)	(167)

Total interest income	6,646	(432)	6,214

Interest paid on:
Interest-bearing demand deposits	125	(9)	116
Savings deposits	68	(5)	63
Time deposits	3,929	(179)	3,750
Other borrowed funds	305	9	314

Total interest expense	4,427	(184)	4,243

Change in net interest income	$2,219	$(248)	$1,971

(1)	Non-accruing loans are excluded from the average volumes used in calculating the table.

Composition of Investment Securities

     The tables below set forth the investment securities at the dates indicated (dollars in thousands):

Book Value of Investment Securities

	December 31,
			March 31
	2000	2001	2002

U.S. government agencies	$39,561	$139,786	$187,985

     The following table indicates the contractual maturities of Kensington Bank’s U. S. government agency securities as of December 31, 2001, and the weighted average yields of such securities. Expected maturities may differ from contractual maturities because borrowers may have the right to call or repay obligations without call or prepayment penalties. At December 31, 2001, 94% of the bank’s securities had call options within five years.

Maturity	Par	Book	Market	Weighted Average Yield

3 Months or less	$7,450	$7,453	$7,319	5.50%
Over 3 through 12 months	15,030	15,063	14,747	4.98%
Over 1 year through 5 years	16,610	16,632	16,704	4.89%
Over 5 years through 10 years	81,545	81,515	81,494	6.10%
Over 10 years	19,130	19,123	19,047	6.92%

Total	$139,765	$139,786	$139,311	5.92%

Lending Activities

     Lending activities are conducted pursuant to a comprehensive written loan policy that was approved by the bank’s board of directors and is reviewed and re-affirmed by that same body at least annually. Our loan approval process provides for various levels of lending authority to loan officers, the Senior Lender, the President and Chief Executive Officer, and the Executive Management Loan Committee. In addition, loans in excess of $1,250,000 dollars require the approval of the board of directors prior to funding. Loan purchases, when applicable, will be made subject to the same underwriting standards as loan originations. Florida Banking Statutes limits the amount of credit to any one person to a maximum amount of 25% of the capital accounts, subject to certain conditions (approximately $3.9 million as of March 31, 2002).

     We manage our loan portfolio on an ongoing basis following written policies and portfolio management strategies, guidelines for underwriting standards and risk assessment, and procedures for ongoing identification and management of credit deterioration. We undertake regular portfolio reviews to estimate loss exposure and determine compliance with bank policies.

     Kensington Bank is primarily in the real estate market and provides construction and permanent financing and residential real estate loans to qualified applicants without discrimination and under the guidelines set forth in the bank’s loan policy. Kensington Bank also provides commercial loans and installment loans to small to medium-sized businesses and to individuals with satisfactory cash flows.

     Our real estate loan portfolio mostly consists of single-family residential, construction and commercial loans. We concentrate on short-term loans with one to five year maturities and loans with interest rate adjustment periods within the same time frame. The relatively short maturities afford Kensington Bank a degree of protection against interest rate fluctuations and will give management the ability to review the quality of our loan portfolio more frequently. These re-pricing opportunities allow for interest rate adjustments that are commensurate with the quality of our loans. The ratio and loan mix of our real estate portfolio will vary from time-to-time based on the investment criteria determined by management and the needs of the communities we serve.

     Real estate and construction loans generally originate in amounts of no more than 85% of appraised value and are secured by a mortgage on the real estate. Construction loans are structured either to be converted to permanent loans with the bank at the end of the construction phase or to be paid off upon receiving financing from another financial institution. These type loans are supported by the builders’ financial capacity and their ability to sell their finished product. Real estate risk is associated with the ability of borrowers to service their monthly debt obligations and the value of the real estate being held as collateral. Commercial real estate risk is associated with the financial capacity of the borrowers to meet their monthly debts; the value of the real estate held as collateral, the success of the borrowers business along with any fluctuation in the value of business assets. Construction real estate risk is centered on the ability of the borrowers to complete the project and service their monthly payments.

     The bank offers a variety of commercial loans including term loans, both collateralized and un-collateralized, made to businesses for working capital (including real estate acquisitions and improvements), and the purchase of equipment and machinery. As a general practice, the bank takes a security interest in any available real estate, equipment, or other chattel. Commercial loans are primarily underwritten in the bank’s service area on the basis of the borrowers ability to service such debt from cash flows from their business. As a result, the risk in this type of credit is in the availability of funds for repayment and the success of the business be substantially dependent on the success of the business itself. Further, the collateral underlying the loans may depreciate over time, cannot be appraised with as much precision as real estate, and may fluctuate in value based on the success of the business.

     Installment loans, while not a significant part of the bank’s loan portfolio, are made to qualified borrowers for automobiles, recreation vehicles, boats, second mortgages, home improvements, home equity lines of credit, personal (collateralized and un-collateralized) and deposit account collateralized loans. The terms on these types of credit are typically range from 12 to 60 months and vary based on the kind of collateral and size of the loan. These types of loans generally have a shorter term and carry a higher interest rate than that charged on other types of loans. Installment loans, however, do pose additional risks of collectability when compared to traditional types of loans granted by commercial banks such as real estate loans. In many instances, the bank is required to rely on the borrower’s ability to repay since the collateral may be of reduced value at the time of collection. Accordingly, the determination of the borrower’s ability to repay the debt is of primary importance in the underwriting of consumer loans.

     The table below sets forth the gross amount and percent of loans outstanding at the indicated dates according to the type of loan and total loans netting deferred loan fees and allowance for loan loss (dollars in thousands):

	December 31,

	2000		2001		March 31, 2002

	Amount	Percent	Amount	Percent	Amount	Percent

Real estate	$11,535	64.65	$35,083	72.76	$31,761	61.73
Construction	5,002	28.03	9,923	20.58	15,470	30.07
Commercial	668	3.74	2,142	4.44	3,087	6.00
Installment	576	3.23	1,053	2.18	1,121	2.18
Other	62	.35	22	.04	10	.02

Gross loans	17,843	100.00	48,223	100.00	51,449	100.00
Net deferred loan fees	(22)		(89)		(135)
Allowance for loan loss	(140)		(410)		(450)

Net loans	$17,681		$47,724		$50,864

     As of March 31, 2002, 40.7% of gross loans were fixed rate loans and 59.3% were variable rate loans. For the three months ended March 31, 2002, the average interest yield on the loan portfolio was 8.22%.

Loan Maturities and Sensitivity to Changes in Interest Rates

     The amount of gross loans outstanding as of December 31, 2001, which, based on remaining scheduled repayments of principal that are due in (1) one year or less, (2) more than one year, but less than five years, and (3) more than five years and the mix of fixed rate and variable rate loans, are shown in the following table (in thousands):

Aggregate Maturities of Loan Balances Which are Due
As of December 31, 2001

	In One Year	After One Year But	After Five
	Or Less	Within Five Years	Years

Real Estate:
Residential	$1,966	$1,895	$1,595
Commercial	5,626	22,191	1,810
Construction	5,186	3,597	1,140
All Other Loans	1,291	1,827	99

Total	$14,069	$29,510	$4,644
Fixed Rate	$7,506	$10,187	$2,932
Variable Rate (1)	6,563	19,323	1,712

Total	$14,069	$29,510	$4,644

(1)	These loans are generally tied to the prime rate or an index. The range of interest rate charges is governed by State usury ceilings.

Risk Elements

     There is a certain degree of risk inherent in any loan. To limit these risks, Kensington Bank operates under a comprehensive loan policy that is approved by its Board of Directors. Board members recognize that the loan portfolio is Kensington Bank’s greatest earning asset and that every effort must be made to protect the depositors’ money, earn adequate returns for its shareholders and provide lending services on a broad and constructive basis in the community.

     The allowance for loan losses, established by Kensington Bank to absorb unidentified loan losses in the loan portfolio, was 0.8% of total loans outstanding at December 31, 2000, 0.9% at December 31, 2001 and 0.9% at March 31, 2002. It is management’s desire to maintain a level adequate to provide protection against possible losses from problem loans, including Kensington Bank’s own loan portfolio review, review by regulatory authorities, the actual loan loss experience of Kensington Bank, the extent of existing risks in the loan portfolio and level of the loan loss allowance, and Kensington Bank’s review of prevailing economic conditions. Kensington Bank’s allowance for loan loss is a general loan loss reserve and does not presently allocate loan loss provisions to the various types of loans.

     Kensington Bank’s Reserve for Loan Loss Committee meets on a monthly basis to review the bank’s loss reserve. The committee consists of the bank’s President and Chief Executive Officer, Executive Vice President/Chief Financial Officer and Kensington Bank’s Senior Loan Officer.

     The committee reviews Kensington Bank’s “watch list” of problem credits, past due loans, non-accrual loans and evaluates the bank’s reserve position. Kensington Bank’s methodology for this reserve is to allow 5% of a loan’s balance to the reserve for loans categorized as Other Loans Especially Mentioned, 10% for secured loans classified Substandard, 15% for unsecured loans classified Substandard, 50% for loans classified Doubtful, 100% for loans classified Loss and 0.8% of the balance for the remaining portfolio. These reserve percentages are determined and evaluated by management on a regular basis based on regulatory guidance and upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. Recommendations are made to the Board of Directors for loans that are deemed uncollectable and need to be charged-off.

     As of December 31, 2000, December 31, 2001 and March 31, 2002, Kensington Bank had no non-accrual loans and there were no loans, which had been renegotiated to provide a reduction or deferral of interest or principal because of deterioration in the financial position of the borrower. Generally, once loans are placed on a non-accrual status, no interest income is recognized until all of the principal has been liquidated unless there are extenuating circumstances, such as adequate protection payments being made in a bankruptcy case. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts that the borrower’s financial condition is such that collection of interest is doubtful.

     It is Kensington Bank’s policy to charge-off all installment and consumer loans on which there has not been a scheduled interest payment within the past 180 days and which are deemed uncollectable. A loan is charged-off as the result of a determination made by Kensington Bank’s senior management and approved by the Board of Directors or is recommended for charge-off by bank regulatory agencies who believe that the collection or liquidation of the account is seriously impaired. All loans, regardless of whether they are real estate, commercial, or installment, are placed on a non-accrual basis where collection of the principal balances of such loans is in jeopardy. For the year ended December 31, 2001, Kensington Bank charged-off $2,000 as compared with $0 for the ten months ended December 31, 2000 and $0 for the three months ended March 31, 2002.

Loan Loss Experience and Provision for Loan Losses
(dollars in thousands)

	Ten Months	Year	Three Months
	Ended	Ended	Ended
	December 31,	December 31,	March 31,
	2000	2001	2002

Daily average amount of net loans outstanding	$6,447	$31,762	$50,714
Balance of allowance for loan losses at beginning of period	0	140	410
Loans charged off:
Commercial, financial and agricultural	0	2	0
Real estate — construction	0	0	0
Real estate — mortgage	0	0	0
Installment loans to individuals	0	0	0
Recoveries of loans previously charged off	0	0	0

Net loans charged off	0	2	0

Additions to allowance charged to operations (1)	140	272	40

Balance at end of period	140	410	450

Ratio of net charge offs to the daily average amount of loans outstanding	N/A	0%	N/A

(1)	Additions to the allowance were based primarily on current economic conditions and the condition of the loan portfolio.

     The following is a loan delinquency table as reported in Kensington Bank’s Call Report to the regulatory authorities as of December 31, 2000, December 31, 2001 and March 31, 2002, of past due loans 30 to 89 days delinquent and still accruing interest. There were no loans past due for 90 days or more that were still accruing interest.

	December 31,
			March 31,
	2000	2001	2002

Real estate loans	$5,000	$225,000	$650,000
Commercial loans	0	125,000	0

     Past due real estate loans at March 31, 2002 consisted of one loan, which as of June 30, 2002 is current.

Deposits

     The following table presents the average daily amount of deposits (dollars in thousands):

	Ten Months		Year		Three Months
	Ended		Ended		Ended
	December 31,		December 31,		March 31,
	2000		2001		2002

	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate

Noninterest- bearing demand deposits	$1,840	0.00%	$3,952	0.00%	$6,368	0.00%
Interest-bearing demand deposits	1,323	3.25%	6,760	2.35%	5,171	1.84%
Savings deposits	622	4.34%	2,684	3.35%	12,859	2.55%
Time deposits	22,733	6.42%	94,862	5.49%	198,983	3.68%

Total Deposits	$26,518	5.77%	$108,258	5.04%	$223,381	3.44%

     Time Deposits and certificates of deposit of $100,000 or more outstanding at December 31, 2001, will mature as follows (in thousands):

Under 3 Months	$8,460
3 to 6 Months	7,200
6 to 12 Months	13,573
Over 12 Months	8,393

Total	$37,626

     At March 31, 2002, certificates of deposit represented approximately 89.1% of total deposits. Time deposits over $100,000 represented 24.1% of average total deposits at March 31, 2002. As a percentage, demand deposits decreased from 3.7% of average total deposits at December 31, 2001 to 2.9% at March 31, 2002. Interest-bearing demand deposits decreased from 6.2% of average total deposits at December 31, 2001 to 2.3% at March 31, 2002. Savings deposits increased from 2.5% of average total deposits at December 31, 2001 to 5.8% at March 31, 2002, and Time Deposits (certificates of deposit) increased from 87.6% of average total deposits at December 31, 2001 to 89.1% at March 31, 2002. Kensington Bank does not knowingly accept brokered deposits of any nature.

Return on Equity

     The ratio of net income to average stockholders’ equity and daily average total assets and certain other ratios are presented below for Kensington Bank:

	Ten Months	Year	Three Months
	Ended	Ended	Ended
	December 31,	December 31,	March 31,
	2000	2001	2002

Percentage of net income to:
Average total assets	(1.67)%	0.29%	0.60%
Average stockholders’ equity	(5.74)%	2.58%	9.73%
Percentage of average shareholders’ equity to daily average total assets	29.03%	10.82%	6.15%

SUPERVISION AND REGULATION

     Bankshares and Kensington Bank operate in a highly regulated environment, and their business activities are governed by statute, regulation and administrative policies. The business activities of Bankshares and Kensington Bank are closely supervised by a number of regulatory agencies, including the Federal Reserve Board, the Florida Department of Banking and Finance (the “Florida Department”) and the FDIC. To the extent that the information given below consists of summaries of statutory provisions, it is qualified in its entirety by reference to the statutory provisions themselves. Rules, laws and regulations governing bank holding companies are constantly being revised and re-interpreted. Such action can have either a favorable or unfavorable affect on Bankshares earnings.

General

     As a bank holding Company, Bankshares is required to file with the Board of Governors of the Federal Reserve System (the “Board”) an annual report and such additional information as the Board may require pursuant to the Bank Holding Act of 1956, as amended. The Board also makes examinations of Bankshares and its subsidiary.

     The principal supervisory authorities of Kensington Bank are the State of Florida Department of Banking and Finance and the FDIC, which regularly examine such areas as reserves, loans, investments, management practices and other aspects of Kensington Bank’s operations. These examinations are designed for the protection of Kensington Bank’s depositors and not for its stockholders. In addition to these regular examinations, Kensington Bank must furnish to these agencies quarterly reports containing a full and accurate statement of its affairs. Kensington Bank is a member of the FDIC, and its deposits are insured as provided by law.

     Federal and State banking laws and regulations govern, among other things, the scope of a bank’s business, the investments a bank may make, the reserves against deposits a bank must maintain, loans a bank makes and collateral it takes, the activities of a bank with respect to mergers and consolidations, and the establishment of branches. The Florida Department and the FDIC have the authority to issue cease-and-desist orders to prevent a bank from engaging in an unsafe or an unsound practice or violating the law in conducting its business. The payment of dividends, depending upon the financial condition of a bank, could be deemed such a practice.

     The earnings of Kensington Bank are affected to some extent by the policies of regulatory authorities including the Federal Reserve System, which regulate the national supply of bank credit in order to mitigate recessionary and inflationary pressures. Among the instruments of monetary policy used to implement these objectives are open market transactions in United States Government securities, changes in the discount rate on member bank borrowing, changes in reserve requirements against member bank deposits, and limitations on interest rates which member banks may pay on time and savings deposits. The effect, if any, of such policies on the future business and earnings of Kensington Bank cannot be predicted.

Company Activities

     Bankshares has elected not to become a financial holding company under the Gramm-Leach-Bliley Act, and as a result, will generally be prohibited from acquiring control of any company which is not a bank and from engaging in any business other than the business of banking or managing and controlling banks. However, Bankshares may still engage in certain activities which have been identified by the Federal Reserve Board to be so closely related to banking as to be a proper incident thereto and thus permissible for bank holding companies.

     The list of permissible nonbanking activities includes the following activities: extending credit and servicing loans; acting as investment or financial advisor to any person, with certain limitations; leasing personal and real property or acting as a broker with respect thereto; providing management and employee benefits consulting advice and career counseling services to nonaffiliated banks and nonbank depository institutions; operating certain nonbank depository institutions; performing certain trust company functions; providing certain agency transactional services, including securities brokerage services, riskless principal transactions, provide placement services, and acting as a futures commission merchant; providing data processing and data transmission services; acting as an insurance agent or underwriter with respect to limited types of insurance; performing real estate appraisals arranging commercial real estate equity financing; providing check-guaranty; collection agency and credit bureau services; engaging in asset management; servicing and collection activities; providing real estate settlement services; acquiring certain debt which is in default; underwriting and dealing in obligations of the United States, the states and their political subdivisions; engaging as a principal in foreign exchange trading and dealing in precious metals; providing other support services such as courier services and the printing and selling of checks; and investing in programs designed to promote community welfare.

     The Act requires prior approval of the Board of Governors of the Federal Reserve before a bank holding company can (1) acquire, directly or indirectly, ownership or control of more than 5% of the voting stock of a bank; (2) acquire substantially all of the assets of a bank; or (3) merge or consolidate with another bank holding company. If the effect of a proposed acquisition, merger or consolidation may be to substantially lessen competition or tend to create a monopoly, the Board cannot approve the acquisition unless it finds that the anti-competitive effects of the acquisition, merger or consolidation are clearly outweighed by the convenience and needs of the community to be served. Furthermore, any acquisition by a bank holding company of more than 5% of the voting shares, or of all or substantially all of the assets of a bank located in another State may not be approved by the Board unless the laws of the second State specifically authorize such an acquisition.

     A bank holding company is also prohibited, with limited exceptions, from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank and from engaging, directly or indirectly, in activities unrelated to banking or managing or controlling banks. An exception to this prohibition permits ownership of the shares of a company, the activities of which the Board, after due notice and opportunity for hearing, has determined to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

     Bankshares and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example, with certain exceptions Kensington Bank may not condition an extension of credit on a customer’s obtaining other services provided by it, Bankshares or any other subsidiary, or on a promise by its customer not to obtain other services from a competitor.

Regulation of Payment of Dividend

     Bankshares is a legal entity separate and distinct from Kensington Bank. The principal source of cash flow for Bankshares is dividends from Kensington Bank. There are various statutory and regulatory limitations on the payment of dividends by Kensington Bank, as well as dividends paid by Bankshares to its shareholders.

     The payment of dividends by Bankshares and Kensington Bank may be affected or limited by regulatory requirements and policies, such as the maintenance of adequate capital. If, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which could include the payment of dividends depending on the institution’s financial condition), such authority may require, after notice and hearing, that the bank cease and desist from such practice. The FDIC and the Federal Reserve Board have issued policy statements that provide, generally, that insured banks and bank holding companies should only pay dividends out of current operating earnings. The Federal Reserve has issued a policy statement to the same effect for bank holding companies. In addition, all insured depository institutions are subject to the capital-based limitations required by the Federal Deposit Insurance Corporation Improvement Act of 1991.

     Under Florida law, Kensington Bank may pay quarterly, semiannual or annual dividends out of its net profits for such period and its retained net profits so long as (1) it complies with certain Florida law restrictions with respect to Kensington Bank’s surplus fund, (2) the net income for the such dividend period when combined with retained earnings for the preceding 2 years is not a loss and (3) payment of the dividend will not result in the capital accounts of Kensington Bank to fall below minimum amounts required under law, regulation, order or any written agreement with the Florida Department or a federal regulatory agency. At December 31, 2001, there was no money available for the payment of dividends without prior regulatory approval.

Capital Adequacy Requirements

     Both Bankshares and Kensington Bank are subject to regulatory capital requirements imposed by the Federal Reserve Board and the FDIC. The Federal Reserve Board and the FDIC have issued risk-based capital guidelines for bank holding companies and banks, which make regulatory capital requirements more sensitive to differences in risk profiles of various banking organizations. The capital adequacy guidelines issued by the Federal Reserve Board are applied to bank holding companies, on a consolidated basis with the banks owned by the holding company, as well as the state member banks. Both agencies’ requirements (which are substantially similar) provide that banking organizations must have capital equivalent to at least 8% of risk-weighted assets. The risk weights assigned to assets are based primarily on credit risks. Depending upon the risk level of a particular asset, it is assigned to a risk category. For example, securities with an unconditional guarantee by the United States government are assigned to the lowest risk category, while a risk weight of 50% is assigned to loans secured by owner-occupied one to four family residential mortgages provided that certain conditions are met. The aggregate amount of assets assigned to each risk category is multiplied by the risk weight assigned to that category to determine the weighted values, which are added together to determine total risk-weighted assets.

Restrictions on the Making of Loans

     Both the Federal Deposit Insurance Corporation and the Federal Reserve Act limit banks with respect to the amount of loans or extensions of credit to, and investments in an affiliate and the amount of advances to third parties collateralized by the securities or obligations of an affiliate. There are also additional restrictions on loans to executive officers and persons owning or controlling more than 10% of the voting shares of a member bank’s stock and to officers, directors or controlling persons of a bank holding company controlling such member bank.

Recent Events

     On June 3, 2002, Kensington Bank was advised by the Atlanta Regional Office of the FDIC that the bank’s leverage ratio (total capital divided by average assets) of 6.78% at March 31, 2002 was below the 8.0% required regulatory level for banks with less than three years of operations. The bank was requested to increase its leverage ratio to at least 8.0% by June 30, 2002. Management advised the FDIC that the company had on file with the Securities and Exchange Commission a Registration Statement covering a public offering of shares of common stock. The FDIC was further advised that the proceeds of the offering were to be used to increase the capital of the bank. On June 26, 2002, the bank was advised that in spite of the proposed offering, the FDIC required that the bank meet its leverage ratio by June 30, 2002. This necessitated an immediate investment of $4.0 million. To accomplish this, the directors loaned the company $4.0 million and the company invested $4.0 in the bank. This increased the bank’s leverage ratio to 8.1%. At February 28, 2003, the leverage ratio of the bank required by the FDIC will be reduced to 6%.

     The Federal Reserve requires that within the first two years of the commencement of operations, members are required to obtain prior approval to borrow money. Because of the time involved, the holding company was unable to comply with this requirement. The company notified the Federal Reserve of such fact and subsequently received approval of the company's request for a waiver of the notification requirement.

MANAGEMENT

     The directors and executive officers of Bankshares and Kensington Bank, their ages and positions are indicated below.

		Position

Name	Age	Company	Bank

Gerald K. Archibald (1)(3)(4)(5)	62	President, Chief Executive Officer and Chairman	President, Chief Executive Officer and Chairman Executive Vice President,
William R. Bender, Jr. (1)(2)(4)	55	Secretary/Treasurer	Chief Financial Officer, Secretary and Director
Frank T. Burke	58		Executive Vice President and Senior Loan Officer
Gary L. Blackwell (1)(4)	58	Director	Director
Bryan Gates(2)(5)	58		Director
Ronald S. Hockman	50	Director
D. Dewey Mitchell(2)(5)	45	Director	Director
Dennis A. Taylor(2)	52		Director

(1)	Member of Executive Committee of Bank.

(2)	Member of Audit Committee of Bank. The Audit Committee assists the Board in such areas as accounting and financial reporting practices, internal controls and compliance with financial policies of Kensington Bank.

(3)	Kensington Bank has a loan committee, which consists of Chairman and any 3 Directors.

(4)	Member of Investment Committee of Bank.

(5)	Member of Compensation Committee of Bank.

     Kensington Bank has a staggered board and its directors are elected for three-year term. Directors of Bankshares are elected for one-year terms.

     Gerald K. Archibald. Mr. Archibald may be deemed the founder of Bankshares and Kensington Bank and has been President, Chief Executive Officer and Chairman of the Board of each since their inception. Mr. Archibald began his career in banking in 1961 as a bank examiner with the State of Florida. In 1967, he went to work for Peoples Bank, Tampa, Florida serving as Executive Vice President/ Cashier. From 1985 to 1998, Mr. Archibald served as President, Chief Executive Officer, and Chairman of Village Bank of Florida when it was sold to Regions Bank. Mr. Archibald resides in Tampa, Florida.

     William R. Bender, Jr. Mr. Bender has been the Secretary/Treasurer of Bankshares since its inception and Executive Vice President, Chief Financial Officer and director of Kensington Bank since its inception. Prior thereto, he was Senior Executive Vice President and Chief Financial Officer of Village Bank of Florida from 1985 to 1998 when it was sold to Regions Bank. He is a graduate of the University of South Florida and prior to joining Village Bank worked as a bank examiner with the State of Florida from 1974 to 1985. Mr. Bender resides in Tampa, Florida.

     Frank T. Burke. Mr. Burke joined First Kensington Bank in March 2001. Prior thereto, he spent 17 years with Republic Bank, St. Petersburg, Florida where he rose to Senior Vice President and Lending Officer. Before that, he spent 13 years with Flagship Bank, Pinellas County, Florida where he rose to Executive Vice President. He is a graduate of the University of Florida, Gainesville, Florida and of the School of Banking of the South, Louisiana State University, Baton Rouge, Louisiana. Mr. Burke resides in St. Petersburg, Florida.

     Gary L. Blackwell. Mr. Blackwell has been a real estate developer, builder and investor for over 35 years in the Tampa Bay area. He holds a real estate license, general contractor, electrical contractor and plumbing contractor licenses. He has served as a director on the boards of Ellis First National Bank, New Port Richey, Florida; Bank of Pasco County, New Port Richey, Florida; First National Bank of the South, Wesley Chapel, Florida; and Village Bank of Florida, Tampa, Florida. He has been a director of Bankshares and Kensington Bank since each company’s inception. Mr. Blackwell resides in New Port Richey, Florida.

     Bryan Gates. Mr. Gates is a federally authorized tax practitioner, tax advisor and since 1973 chief executive officer and owner of Tax Analysis Advisory Services, Inc. From 1963 to 1972, he served with the Internal Revenue Service in a variety of positions. He has written and lectured extensively on tax issues. In addition, Mr. Gates has both authored and edited several authoritative tax guides. He is a graduate of Florida State University, Tallahassee, Florida and also holds a real estate broker’s license. He has been a director of First Kensington Bank since its inception. Mr. Gates resides in Clearwater, Florida.

     D. Dewey Mitchell. Mr. Mitchell is a realtor and has been President of Prudential Tropical Realty in New Port Richey, Florida since 1984. He is a graduate of the University of Alabama in Tuscaloosa, Alabama and holds a Certified Commercial Investment Member certification from the National Association of Realtors. He served as a director of Village Bank of Florida from 1990 to 1992 and a director of Barnett Bank of Pasco from 1992 to 1998. He has been a director of Bankshares and Kensington Bank since each company’s inception. Mr. Mitchell resides in New Port Richey, Florida.

     Dennis A. Taylor. Mr. Taylor is currently the Chief Executive Officer of Superior Residence, Inc., a developer and operator of assisted living facilities. From 1995 to December 1998, he was Chief Executive Officer of North Bay Hospital in New Port Richey, Florida and from 1986 to 1995 he was Chief Executive Officer of HCA Oak Hill Hospital in Springhill, Florida. From 1987 to 1998, he was a director of Barnett Bank of the Suncoast, N.A., Brooksville, Florida. He has been a director of Bankshares since its inception. Mr. Taylor resides in Springhill, Florida.

     Ronald S. Hockman. Mr. Hockman has been involved in the field of insurance since completing his military career as a member of the U. S. Navy in 1972. In 1977, he joined the Harmon Insurance Agency, Inc. as an insurance agent and in 1981 he purchased the company. The company is now known as Hockman Lackey Insurance, Inc. and specializes in commercial and industrial insurance. He has been a director of Bankshares since January 2002. Mr. Hockman resides in Tampa, Florida.

Executive Compensation

     Bankshares pays no compensation to its executive officers. All compensation is paid by Kensington Bank. The following table provides information with respect to aggregate direct remuneration paid by Kensington Bank with respect to Kensington Bank’s president and Chief Executive Officer, the only officer whose aggregate remuneration from Kensington Bank exceeded $100,000 during 2001. Remuneration information is also provided with respect to Kensington Bank’s executive officers as a group.

	Annual Compensation

Name and Principal Position	Year	Salary		Bonus

Gerald K. Archibald, President (1)	2001	$111,600	(2)	$25,000
All Officers as a group, (3 Persons)	2001	230,600	(3)	$35,000

(1)	Kensington Bank has a $500,000 keyman life insurance policy on Mr. Archibald, payable to Kensington Bank.

(2)	Includes directors’ fees of $3,600. Directors of Kensington Bank receive a fee of $250 per board meeting and $100 per committee meeting attended.

(3)	Includes directors’ fees aggregating $7,200.

Indemnification

     As permitted by the Florida Business Corporation Act, Bankshares By-laws provide for the indemnification of its officers and directors to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was an officer or director of Bankshares, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually or reasonably incurred by such person or in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of Bankshares and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

Stock Option Plan

     We have adopted an Incentive and Non-Statutory Stock Option Plan, under which 350,000 shares of common stock are reserved for issuance upon exercise of stock options. The plan is designed as a means to retain and motivate key employees. The Board of Directors administer and interpret the plan. Options may be granted to all employees and directors of Bankshares and Kensington Bank, and others who perform services for Bankshares and Kensington Bank.

     The Plan provides for the granting of both incentive stock options (as defined in Section 422 of the Internal Revenue Code) and non-statutory (non-incentive) stock options. Options are granted under the Plan on such terms and at such prices as determined by the Board of Directors, except that the per share exercise price of incentive stock options cannot be less than the fair market value of the common stock on the date of grant. Each option is exercisable after the period or periods specified in the option agreement, but no option may be exercisable after the expiration of ten years from the date of grant. Options granted under the Plan are not transferable other than by will or by the laws of descent and distribution. No options have been granted to date.

Transactions with Related Parties

     Bankshares directors and their affiliates, including corporations and firms of which they are officers or in which they and/or their families have an ownership interest, are customers of Kensington Bank. These persons, corporations and firms have had transactions in the ordinary course of business with Kensington Bank, including borrowing of material amounts, all of which, in the opinion of management, were on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated persons and did not involve more than normal risk of collectability or present other unfavorable features. The aggregate amount of loans outstanding by the subsidiary Bank to directors, officers and related parties of Bankshares and Bank as of December 31, 2001, was $1,880,100.

     All such transactions conform to the restrictions and limitations imposed by the Financial Institutions Regulatory and Interest Rate Control Act of 1978. For a discussion of the restrictions and limitations imposed by that act, see “Supervision and Regulation.”

     In June 2002, Messrs. Archibald, Blackwell, Hockman and Mitchell loaned an aggregate of $4,000,000 to Bankshares. Such loans are evidenced by three notes, a note to Mr. Archibald for $1.5 million, a note to Mr. Blackwell for $1.5 million and a note to the four directors for $1 million The notes, although due and payable on December 31, 2003, will be paid from the proceeds of this offering. Interest will be imputed at Bankshares' incremental borrowing rate of 6.5%. Such persons intend to exercise their subscription rights in full and will credit the notes with such amounts as follows:

Name	Number of Shares	Dollars

Mr. Archibald	39,738	$298,035
Mr. Blackwell	38,607	$289,552
Mr. Hockman	17,478	$131,085
Mr. Mitchell	19,271	$144,532

Total	115,094	$863,204

     In addition, such persons have agreed to purchase up to an additional 423,290 shares to the extent that such shares are not subscribed for and purchased by the shareholders or the general public. The aggregate purchase price will be credited against the outstanding notes. The notes will be paid upon completion of the offering.

PRINCIPAL SHAREHOLDERS

     The following table sets forth as of June 30, 2002, information with respect to the beneficial ownership of the common stock by (i) each person who is known by Bankshares to be the beneficial owner of more than 5% of Bankshares’ outstanding shares of common stock, (ii) each director and executive officer of Bankshares and (iii) all directors and executive officers of Bankshares as a group. Unless otherwise indicated, each of the shareholders listed below has sole voting and investment power with respect to the shares of common stock beneficially owned.

	Number and Percent
	of Shares
	Beneficially Owned

Name and Address	Number	Percent

Gerald K. Archibald(a)	238,426	8.0
William R. Bender, Jr.(a)	9,708	0.3
Gary L. Blackwell 6915 SR 54 New Port Richey, Florida 34653	231,639	7.8
Ronald S. Hockman 5680 W. Cypress Street, Suite A Tampa, Florida 33607	104,867	3.5
D. Dewey Mitchell 4532 US Highway 19, 2nd Floor New Port Richey, Florida 34652	115,624	3.9
Dr. Joseph Idicula 6015 Patricia Place Spring Hill, Florida 34607	200,000	6.8
Carl Minieri 29656 US Highway 19 No. Clearwater, Florida 33761	194,320	6.6
John Hudson 8801 Rivercrossing Blvd. Tarpon Springs, Florida 34655	186,368	6.3
Director and executive officers as a group (5 persons)	700,264	23.7

(a)	The address of Messrs. Archibald and Bender is the address of Bankshares executive offices, 13246 N. Dale Mabry Highway, Tampa, Florida 33624.

DESCRIPTION OF COMMON STOCK

     Bankshares has 10,000,000 shares of authorized, $.01 par value, common stock. If all of the shares being offered are sold, there will be 3,710,000 shares of Bankshares common stock outstanding. Owners of Bankshares stock are entitled to receive only such dividends as may be declared by the Board of Directors out of funds legally available for that purpose. Shareholders are entitled to one vote for each share for the election of directors and on all other matters submitted to the vote of shareholders. In the event of liquidation, owners of Bankshares stock would be entitled to share ratably in all assets, if any, after the costs and expenses of proceedings, if any, and after all debts, obligations and liabilities of the corporation have been paid and discharged. The common stock of Bankshares does not have cumulative voting, conversion, or redemption rights or preemptive rights to acquire additional shares.

     At December 31, 2001, Bankshares had approximately 260 shareholders.

     Banking regulations limit the amount of dividends that may be paid without prior approval of Kensington Bank’s regulatory agency. At December 31, 2001, no funds were available for payment of dividends without prior regulatory approval.

     The Transfer Agent for the common stock of Bankshares is Kensington Bank.

LEGAL OPINION

     Legal matters in connection with this offering and the issuance of rights and shares of common stock of Bankshares will be passed upon by Schifino & Fleischer, P.A., Tampa, Florida.

EXPERTS

     The consolidated financial statements of Kensington Bankshares, Inc. and Subsidiary, as of December 31, 2001 and December 31, 2000, included herein and elsewhere in this Prospectus and Registration Statement, have been included herein and in the Prospectus and Registration Statement in reliance upon the report of Saltmarsh, Cleaveland & Gund, certified public accountants, and upon the authority of such firm, as an expert in accounting and auditing.

ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission, Washington, D.C., a Registration Statement under the Securities Act of 1933, as amended, with respect to the common stock offered hereby. For further information with respect to Bankshares, Kensington Bank and the securities offered by this Prospectus, reference is made to the Registration Statement and financial statements and exhibits filed as part thereof. Statements contained in the Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or the document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. You may read or obtain a copy of the registration statement at the commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the commission at 1-800-SEC-0330. The commission maintains a web site that contains reports, proxy information statements and other information regarding registrants that file electronically with the commission. The address of this web site is http://www.sec.gov.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

Page

Audited Financial Statements
Independent Auditor’s Report	F-2
Consolidated Statements of Financial Condition as of December 31, 2001 and 2000	F-3
Consolidated Statements of Operations for the year ended December 31, 2001 and the period from February 28, 2000 (date of inception) to December 31, 2000	F-4
Consolidated Statements of Changes in Stockholders’ Equity for the year ended December 31, 2001 and the period from February 28, 2000 (date of inception) to December 31, 2000	F-5
Consolidated Statements of Cash Flows for the year ended December 31, 2001 and the period from February 28, 2000 (date of inception) to December 31, 2000	F-6
Notes to Consolidated Financial Statements	F-7
Unaudited Financial Statements
Consolidated Statements of Financial Condition as of March 31, 2002 and March 31, 2000	F-22
Consolidated Statements of Operations for the three months ended March 31, 2002 and March 31, 2001	F-23
Consolidated Statements of Changes in Stockholders’ Equity for the three months ended March 31, 2002 and March 31, 2001	F-24
Consolidated Statements of Cash Flows for the three months ended March 31, 2002 and March 31, 2001	F-25
Notes to Consolidated Financial Statements	F-27

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors
Kensington Bankshares, Inc.
and Subsidiary
Spring Hill, Florida

We have audited the accompanying consolidated statements of financial condition of Kensington Bankshares, Inc. and Subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the year ended December 31, 2001 and the period from February 28, 2000 (date of inception) to December 31, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kensington Bankshares, Inc. and Subsidiary as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for the year ended December 31, 2001 and the period from February 28, 2000 (date of inception) to December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

/s/ Saltmarsh, Cleaveland & Gund

February 15, 2002
Pensacola, Florida

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

	2001	2000

ASSETS
Cash and due from banks	$2,419,010	$2,972,213
Federal funds sold	3,416,451	2,561,000

Cash and cash equivalents	5,835,461	5,533,213
Securities held to maturity	130,285,686	39,561,569
Securities available for sale	9,476,211	-0-
Loans receivable, net of allowance for loan losses of $410,000 in 2001 and $140,000 in 2000	47,723,664	17,680,713
Accrued interest receivable	2,166,929	812,946
Premises and equipment	2,515,147	1,840,928
Deferred income taxes	170,178	160,978
Other assets	52,745	56,337

Total Assets	$198,226,021	$65,646,684

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Noninterest-bearing demand deposits	$7,421,218	$4,095,595
Interest-bearing demand deposits	11,526,600	3,632,437
Savings deposits	4,732,189	1,574,122
Other time deposits	153,308,706	43,626,454

Total deposits	176,988,713	52,928,608
Securities sold under agreements to repurchase	4,969,000	-0-
Customer repurchase agreements	748,323	50,329
Accrued interest payable	249,388	109,620
Accrued expenses and other liabilities	18,500	61,836

Total liabilities	182,973,924	53,150,393

Commitments and Contingencies	—	—
Stockholders’ Equity:
Common stock, $.01 par value; 10,000,000 shares authorized, 2,960,000 shares in 2001 and 2,560,000 shares in 2000 issued and outstanding	29,600	25,600
Additional paid-in-capital	15,490,402	13,094,400
Accumulated deficit	(253,208)	(623,709)
Accumulated other comprehensive income (loss)	(14,697)	-0-

Total stockholders’ equity	15,252,097	12,496,291

Total Liabilities and Stockholders’ Equity	$198,226,021	$65,646,684

The accompanying notes are an integral part of these consolidated financial statements.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001 AND THE PERIOD FROM FEBRUARY 28, 2000 (DATE OF
INCEPTION) TO DECEMBER 31, 2000

	2001	2000

Interest Income:
Loans receivable and fees on loans	$2,864,394	$655,220
Investment securities	6,057,058	1,884,808
Federal funds sold	167,888	334,837

Total interest income	9,089,340	2,874,865

Interest Expense:
Deposits	5,458,689	1,530,103
Securities sold under agreements to repurchase	274,270	-0-
Other interest expense	40,689	445

Total interest expense	5,773,648	1,530,548

Net interest income	3,315,692	1,344,317
Provision for Loan Losses	272,416	140,000

Net interest income after provision for loan losses	3,043,276	1,204,317

Noninterest Income:
Service charges on deposit accounts	79,851	11,341
Gain on call of securities	-0-	5,582
Other income	15,044	4,311

Total noninterest income	94,895	21,234

Noninterest Expenses:
Salaries and employee benefits	1,533,330	975,469
Occupancy expense	212,344	90,883
Equipment expense	232,531	65,102
Data Processing	170,297	59,807
Professional fees	112,044	111,039
Start-up expenses	-0-	366,562
Other expense	507,124	341,376

Total noninterest expenses	2,767,670	2,010,238

Income (Loss) Before Income Taxes	370,501	(784,687)
Income Tax Benefit	-0-	160,978

Net Income (Loss)	$370,501	$(623,709)

Earnings (Loss) Per Share of Common Stock	$.13	$(.24)

The accompanying notes are an integral part of these consolidated financial statements.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
YEAR ENDED DECEMBER 31, 2001 AND THE PERIOD FROM FEBRUARY 28, 2000 (DATE OF
INCEPTION) TO DECEMBER 31, 2000

					Accumulated
					Other
	Number		Additional		Comprehensive
	of	Common	Paid-In	Accumulated	Income
	Shares	Stock	Capital	Deficit	(Loss)	Total

Issuance of common stock	2,560,000	$25,600	$13,094,400	$-0-	$-0-	$13,120,000
Net loss				(623,709)		(623,709)

Balance, December 31, 2000	2,560,000	25,600	13,094,400	(623,709)	-0-	12,496,291

Net income				370,501		370,501
Other comprehensive income (loss), net of tax:
Change in unrealized loss on securities available for sale, net of tax of $9,200					(14,697)	(14,697)

TOTAL COMPREHENSIVE INCOME						355,804

Issuance of common stock	400,000	4,000	2,396,002			2,400,002

Balance, December 31, 2001	2,960,000	$29,600	$15,490,402	$(253,208)	$(14,697)	$15,252,097

The accompanying notes are an integral part of these consolidated financial statements.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001 AND THE PERIOD FROM FEBRUARY 28, 2000 (DATE OF
INCEPTION) TO DECEMBER 31, 2000

	2001	2000

Cash Flows From Operating Activities:
Net income (loss)	$370,501	$(623,709)
Adjustments to reconcile net income (loss) to net cash used in operating activities -
Depreciation and amortization	176,457	52,546
Provision for loan losses	410,000	140,000
Deferred tax benefit	-0-	(160,978)
Net amortization on securities	8,261	-0-
Net change in -
Accrued interest receivable	(1,353,983)	(812,946)
Other assets	3,592	(56,337)
Accrued interest payable and other liabilities	96,432	171,456

Net cash used in operating activities	(288,740)	(1,289,968)

Cash Flows From Investing Activities:
Purchases of held-to-maturity securities	(201,313,150)	(49,086,569)
Proceeds from maturities and calls of available-for-sale securities	3,450,000	-0-
Proceeds from maturities and calls of held-to-maturity securities	97,630,664	9,525,000
Net increase in loans	(30,452,951)	(17,820,713)
Purchases of premises and equipment	(850,676)	(1,893,474)

Net cash used in investing activities	(131,536,113)	(59,275,756)

Cash Flows From Financing Activities:
Net increase in demand and savings deposits	14,377,853	9,302,154
Net increase in time deposits	109,682,252	43,626,454
Net increase in securities sold under agreements to repurchase	4,969,000	-0-
Net increase in customer repurchase agreements	697,994	50,329
Proceeds from issuance of common stock	2,400,002	13,120,000

Net cash provided by financing activities	132,127,101	66,098,937

Net Change in Cash and Cash Equivalents	302,248	5,533,213
Cash and Cash Equivalents at Beginning of Period	5,533,213	-0-

Cash and Cash Equivalents at End of Period	$5,835,461	$5,533,213

Supplemental Disclosure of Cash Flow Information:
Interest paid on deposits	$5,320,136	$1,420,928

Other interest paid	$313,744	$-0-

Income taxes paid	$-0-	$-0-

The accompanying notes are an integral part of these consolidated financial statements.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation:

The consolidated financial statements include the accounts of Kensington Bankshares, Inc. (the “Company”) and its wholly-owned subsidiary, First Kensington Bank (the “Bank”). All material intercompany balances and transactions have been eliminated during consolidation.

Organization:

The Company was incorporated on January 26, 2001, as a bank holding Company. In January 2002, the Company commenced operations and the stockholders of the Bank received four shares of common stock of the Company for each share of common stock of the Bank. The transaction represented an exchange of shares between enterprises under common control. The financial statements reflect the consolidated results of operations as if the combination had occurred at the date of Bank inception.

On February 28, 2000, (date of inception), the organizers of First Kensington Bank (the “Bank”) received final approval from the Federal Deposit Insurance Corporation and the State of Florida Department of Banking and Finance to conduct banking transactions. During the period prior to receiving this regulatory approval the organizers incurred expenses amounting to $366,562, which were reimbursed to the organizers by the Bank on the date of inception. In accordance with the provisions of Statement of Financial Position 98-5, Reporting on the Costs of Start-Up Activities, issued by the American Institute of Certified Public Accountants, these expenses have been expensed in the consolidated statements of operations. These consolidated financial statements reflect the operations of the Company for the year ended December 31, 2001 and for the period from February 28, 2000 (date of inception) through December 31, 2000.

Nature of Business:

The Company is a one-bank holding Company which provides a full range of banking services to individuals and businesses in the Tampa Bay area through its wholly-owned subsidiary, First Kensington Bank. The Bank is regulated by various Federal and State agencies and is subject to periodic examinations by those regulatory authorities.

Accounting Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate primarily to the determination of the allowance for loan losses and the valuation of deferred tax assets.

Cash Equivalents:

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks and federal funds sold, all of which mature within ninety days.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities:

Debt securities that management has the positive intent and ability to hold to maturity are classified as “held to maturity” and recorded at amortized cost. Securities not classified as held to maturity are classified as “available for sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans Receivable:

The Bank grants real estate, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by commercial real estate loans throughout the Tampa Bay area. The ability of the Bank’s debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on real estate and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Other personal loans are typically charged-off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses:

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses (Continued):

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revisions as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for real estate and commercial loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer loans for impairment disclosures.

Premises and Equipment:

Land is carried at cost. Buildings, furniture and equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed on the straight-line method over the estimated useful lives of the assets.

Income Taxes:

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various assets and liabilities in the consolidated statements of financial condition and gives current recognition to changes in tax rates and laws. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized.

The Bank and the Company file consolidated income tax returns, with the amount of income tax expense or benefit computed and allocated on a separate return basis.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Credit Related Financial Instruments:

In the ordinary course of business, the Bank has entered into commitments to extend credit, including letters-of-credit. Such financial instruments are recorded when they are funded.

Earnings (Loss) Per Share of Common Stock:

Earnings (loss) per share of common stock is computed on the basis of the weighted average number of shares outstanding. At December 31, 2001 and 2000, the Company did not have any dilutive securities outstanding and, therefore, basic and diluted earnings per share are the same.

NOTE 2 – INVESTMENT SECURITIES

Investment securities have been classified in the consolidated statements of financial condition according to management’s intent. The carrying amount of securities and their approximate fair values were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Held To Maturity:
December 31, 2001 -
U.S. government agency securities	$130,285,686	$610,727	$(1,060,913)	$129,835,500

December 31, 2000 -
U.S. government agency securities	$39,561,569	$418,914	$(620)	$39,979,863

Available For Sale:
December 31, 2001 -
U.S. government agency securities	$9,500,108	$27,961	$(51,858)	$9,476,211

December 31, 2000 -
U.S. government agency securities	$-0-	$-0-	$-0-	$-0-

There were no realized gains or losses on sales of available-for-sale securities in 2001 and 2000.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 2 – INVESTMENT SECURITIES (Continued)

The scheduled maturities of securities held to maturity and securities available for sale based on the estimated weighted-average lives of the underlying collateral at December 31, 2001, were as follows:

	Held To Maturity		Available For Sale

	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value

Due in one year or less	$64,567,799	$64,261,168	$5,478,298	$5,467,789
Due from one to five years	13,605,964	13,869,816	1,021,810	1,029,690
Due from five to ten years	50,551,923	50,144,516	3,000,000	2,978,732
Due after ten years	1,560,000	1,560,000	-0-	-0-

	$130,285,686	$129,835,500	$9,500,108	$9,476,211

Investment securities with a carrying value and fair value of approximately $2,070,800 and $2,187,600, at December 31, 2001, respectively, and $500,000 and $500,000 at December 31, 2000, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

NOTE 3 – LOANS RECEIVABLE

The components of loans in the consolidated statements of financial condition at December 31 were as follows:

	2001	2000

Real estate -
Commercial	$37,480,141	$14,283,044
Residential	5,648,426	1,120,438
Commercial	4,014,250	1,870,865
Consumer	1,080,105	568,527

	48,222,922	17,842,874
Deferred loan fees	(89,258)	(22,161)
Allowance for loan losses	(410,000)	(140,000)

	$47,723,664	$17,680,713

The Bank primarily grants real estate, commercial and consumer loans in the State of Florida with primary concentration being in the Tampa Bay area. Although the Bank’s loan portfolio is diversified, a significant portion of its loans are secured by real estate.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 3 – LOANS RECEIVABLE (Continued)

An analysis of the change in the allowance for loan losses follows:

	2001	2000

Balance beginning of period	$140,000	$-0-

Loans charged-off	(2,416)	-0-
Recoveries	-0-	-0-

Net loans charged-off	(2,416)	-0-

Provision for loan losses	272,416	140,000

Balance at December 31	$410,000	$140,000

At December 31, 2001 and 2000, there were no loans on which the accrual of interest had been discontinued or reduced or for which impairment had been recognized.

NOTE 4 – PREMISES AND EQUIPMENT

Components of premises and equipment included in the consolidated statements of financial condition at December 31, were as follows:

	2001	2000

Land	$350,000	$350,000
Building and improvements	465,785	427,860
Leasehold improvements	777,837	11,099
Furniture, fixtures & equipment	1,138,770	417,323

	2,732,392	1,206,282
Less: accumulated depreciation and amortization	(217,245)	(52,546)

	2,515,147	1,153,736
Construction-in-process	-0-	687,192

	$2,515,147	$1,840,928

Depreciation and amortization expense charged to operations amounted to $176,457 in 2001 and $52,546 in 2000.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 4 – PREMISES AND EQUIPMENT (Continued)

Leases:

The Bank is obligated under certain non-cancelable operating leases for Bank premises. The operating leases relating to Bank premises expire during various years from 2003 to 2006 with the leases having various renewal options. The leases require the payment of taxes, insurance, and maintenance cost in addition to rental payments.

Future minimum lease payments under these operating leases are summarized as follows:

2002	$199,398
2003	200,527
2004	189,516
2005	160,589
2006	49,115

Total future minimum lease payments	$799,145

Rental expense relating to the operating leases amounted to approximately $144,800 in 2001 and $52,600 in 2000.

NOTE 5 – TIME DEPOSITS

The aggregate amount of time deposits, each with a minimum denomination of $100,000 were approximately $37,626,100 in 2001 and $10,592,000 in 2000.

At December 31, 2001, the scheduled maturities of time deposits were as follows:

2002	$120,547,086
2003	19,622,545
2004	627,109
2006	12,001,161
2007	510,805

$153,308,706

NOTE 6 – SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase at December 31 were as follows:

FHLB agency note at 5.565% with total carrying value and fair value including accrued interest of $5,071,881 and $5,047,134, respectively	$4,969,000

Weighted average interest rate of the agreement	5.565%

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 6 – SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE (Continued)

The agreement matures within one month. The security underlying the agreement was delivered to the dealer who arranged the transaction. The dealer may have sold, loaned, or otherwise disposed of such securities to other parties in the normal course of operations and has agreed to resell to the Bank substantially identical securities at the maturity of the agreement. The Bank is required under a master agreement with the dealer to maintain a minimum margin of 100% for the value of all collateral securities backing the agreements. If the market value of securities underlying such agreements falls below the minimum margin requirement, the Bank is required to deposit additional securities or cash with the dealer.

NOTE 7 – CUSTOMER REPURCHASE AGREEMENTS

At December 31, 2001 and 2000, the Bank had entered into repurchase agreements with Bank customers. The repurchase agreements generally mature within one business day from the transaction date. The average balance and interest rate under the repurchase agreements amounted to approximately $936,200 and 4.66% in 2001. The average balance of repurchase agreements with Bank customers was insignificant in 2000.

NOTE 8 – STOCKHOLDERS’ EQUITY AND EARNINGS PER SHARE

The Company and the Bank are subject to certain restrictions on the amount of dividends that they may declare without regulatory approval. At December 31, 2001 and 2000 there were no funds available for payment of dividends without prior regulatory approval.

Earnings (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares issued and outstanding. At December 31, 2001 and 2000, the Company did not have any dilutive securities outstanding and, therefore, basic and diluted earnings (loss) per share are the same. The calculation of earnings (loss) per common share is presented below:

	2001	2000

Net Income (loss)	$370,501	$(623,709)

Weighted average common shares outstanding	2,860,000	2,560,000

Earnings (loss) per common share	$0.13	$(0.24)

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 9 – INCOME TAXES

The provision for income taxes charged to earnings are summarized as follows:

	2001	2000

Current tax expense:
Federal	$-0-	$-0-
State	-0-	-0-

	-0-	-0-

Deferred tax expense (benefit):
Federal	120,495	(266,793)
State	20,631	(35,311)

	141,126	(302,104)

Change in valuation allowance	(141,126)	141,126

	$-0-	$(160,978)

The difference between the actual income tax expense and the amount computed by applying the statutory federal income tax rate to income before income taxes are as follows:

Tax based on statutory rate	$125,970	$(266,794)
State tax, net of federal benefit	2,802	-0-
Change in valuation allowance	(141,126)	141,126
Other, net	12,354	(35,310)

	$-0-	$(160,978)

In management’s opinion, based on expectations of future taxable income and other relevant considerations, it is more likely than not that future taxable income will be sufficient to utilize the deferred tax assets which existed at December 31, 2001.

The components of deferred taxes as of December 31, are summarized as follows:

	2001	2000

Deferred tax assets:
Net operating loss carryforward	$-0-	$132,950
Allowance for loan losses	133,738	53,900
Pre-opening expenses	73,906	115,254
Net unrealized loss on securities available for sale	9,200	-0-

	216,844	302,104
Deferred tax liabilities:
Valuation allowance	-0-	(141,126)
Depreciation	(46,666)	-0-

Net deferred tax asset	$170,178	$160,978

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Unused Lines of Credit:

The Bank has unsecured federal funds lines of credit with financial institutions enabling the Bank to borrow up to $5,000,000 with interest determined at the time of any advance. The arrangements are reviewed annually for renewal of the credit line.

Credit Related Financial Instruments:

The Bank is a party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters-of-credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statements of financial condition.

The Bank’s exposure to credit loss is represented by the contractual amount of these commitments. The Bank follows the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Credit related financial instruments outstanding at December 31, 2001, were as follows:

	2001	2000

Commitments to extend credit	$9,076,297	$6,488,834

Standby letters-of-credit	$382,095	$118,564

Commitments to extend credit are agreements to lend to customers as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments to extend credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Bank, is based on management’s credit evaluation of the customer.

Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank generally holds collateral for those commitments for which collateral is deemed necessary.

The Bank has not incurred any losses on its commitments in 2001.

Other:

Various legal claims arise from time to time in the normal course of business, which, in the opinion of management, will have no material effect on the Company’s consolidated financial statements.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 11 – CONCENTRATIONS

At various times throughout the year the Bank may maintain cash balances with financial institutions that exceed federally insured limits of $100,000. The Bank monitors the capital adequacy of these financial institutions on a quarterly basis.

NOTE 12 – STOCK OPTIONS

The Bank has adopted SFAS No. 123, Accounting for Stock-Based Compensation, and accounts for options under APB Opinion No. 25, Accounting for Stock Issued to Employees, for which no compensation cost has been recognized.

In April 2001, the Company established an Incentive and Non-Statutory Stock Option Plan, under which 350,000 shares of common stock are reserved for the issuance of options. Any options granted under the plan will expire on the date specified in the option agreement, but not more than five years from the date of grant. The exercise price per share of common stock to be granted as Incentive Options shall not be less than the fair market value of the common stock on the date of the grant. The price at which shares may be purchased pursuant to Non-statutory Options shall be specified by the Board at the time of the grant. At December 31, 2001, no options have been granted.

NOTE 13 – RELATED PARTY TRANSACTIONS

The Bank has entered into transactions with its directors, stockholders, and their affiliates (related parties). The aggregate amount of loans to such related parties at December 31, 2001 and 2000 was approximately $1,880,100 and $716,000, respectively. Also, certain related parties maintain deposit balances with the Bank in the aggregate amount of approximately $2,417,600 and $1,048,900 at December 31, 2001 and 2000, respectively.

NOTE 14 – REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s and the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company’s and the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2001, the Bank was considered well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events that management believes have changed the Bank’s category. The Company’s and the Bank’s actual capital amounts and ratios as of December 31, 2001 and 2000 are presented in the table below:

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 14 – REGULATORY MATTERS (Continued)

					Minimum
					To Be Well
			Minimum		Capitalized Under
			Capital		Prompt Corrective
	Actual		Requirement:		Action Provisions:

	Amount	Ratio	Amount	Ratio	Amount		Ratio

As of December 31, 2001:
Total Capital
(to Risk Weighted Assets)
Consolidated	$15,676,794	19.17%	$6,543,141	8.0%	$	N/A	N/A	%
Bank	$15,676,794	19.17%	$6,543,141	8.0%		$8,178,926	10.0%
Tier I Capital
(to Risk Weighted Assets)
Consolidated	$15,266,794	18.67%	$3,271,571	4.0%	$	N/A	N/A	%
Bank	$15,266,794	18.67%	$3,271,571	4.0%		$4,907,356	6.0%
Tier I Capital
(to Average Assets)
Consolidated	$15,266,794	12.31%	$4,962,180	4.0%	$	N/A	N/A	%
Bank	$15,266,794	12.31%	$4,962,180	4.0%		$6,202,725	5.0%
As of December 31, 2000:
Total Capital
(to Risk Weighted Assets)
Consolidated	$12,636,291	39.87%	$2,535,602	8.0%	$	N/A	N/A	%
Bank	$12,636,291	39.87%	$2,535,602	8.0%		$3,169,502	0.0%
Tier I Capital
(to Risk Weighted Assets)
Consolidated	$12,496,291	39.43%	$1,267,801	4.0%	$	N/A	N/A	%
Bank	$12,496,291	39.43%	$1,267,801	4.0%		$1,901,701	6.0%
Tier I Capital
(to Average Assets)
Consolidated	$12,496,291	33.37%	$1,498,054	4.0%	$	N/A	N/A	%
Bank	$12,496,291	33.37%	$1,498,054	4.0%		$1,872,567	5.0%

NOTE 15 – FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there is no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate used and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. Statement of Financial Accounting Standards No. 107, Disclosure about Fair Value of Financial Instruments, excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 15 – FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

Cash and cash equivalents. The carrying amounts of cash and cash equivalents approximate their fair value.

Securities. Fair values for securities are based on quoted market prices.

Loans receivable. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for other loans are estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Deposit liabilities. The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of savings accounts approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered to a schedule of aggregated expected maturities of time deposits.

Securities sold under agreements to repurchase. The carrying amounts of securities sold under agreements to repurchase approximate their fair values.

Customer repurchase agreements. The carrying amounts of customer repurchase agreements approximate their fair values.

Accrued interest. The carrying amounts of accrued interest approximate their fair values.

Off balance-sheet instruments. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standings. The estimated fair value for these instruments was insignificant at December 31, 2001.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 15 – FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

The estimated fair values of the Company’s financial instruments at December 31, were as follows:

	2001		2000

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Financial assets:
Cash and cash equivalents	$5,835,461	$5,835,461	$5,533,213	$5,533,213
Securities held to maturity	130,285,686	129,835,500	39,561,569	39,979,863
Securities available for sale	9,476,211	9,476,211	-0-	-0-
Loans receivable	47,723,664	48,912,941	17,680,713	17,496,621
Accrued interest receivable	2,166,929	2,166,929	812,946	812,946
Financial liabilities:
Deposits	176,988,713	176,984,620	52,928,608	52,965,209
Securities sold under agreements to repurchase	4,969,000	4,969,000	-0-	-0-
Customer repurchase agreements	748,323	748,323	50,329	50,329
Accrued interest payable	249,388	249,388	109,620	109,620

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 16 – CONDENSED PARENT COMPANY INFORMATION

The following presents the condensed statements of condition as of December 31, 2001 and 2000 and statements of operations and cash flows for the year ended December 31, 2001 and the period from February 28, 2000 (date of inception) through December 31, 2000.

	2001	2000

Statements of Condition
Assets:
Investment in Bank subsidiary	$15,252,097	$12,496,291

Liabilities & Shareholders’ Equity:
Shareholders’ equity	$15,252,097	$12,496,291

Statements of Operations
Equity in undistributed earnings (losses) of Bank subsidiary	$370,501	$(623,709)

Statements of Cash Flows
Net income (loss)	$370,501	$(623,709)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in undistributed earnings (losses) of Bank subsidiary	(370,501)	623,709

Net cash provided by operating activities	-0-	-0-

Net change in cash	-0-	-0-
Cash at beginning of period	-0-	-0-

Cash at end of period	$-0-	$-0-

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(UNAUDITED)
MARCH 31, 2002 AND 2001

	2002	2001

ASSETS
Cash and due from banks	$2,133,963	$1,174,390
Federal funds sold	10,406,735	2,380,194

Cash and cash equivalents	12,540,698	3,554,584
Securities held to maturity	136,457,974	64,625,035
Securities available for sale	51,302,448	-0-
Loans receivable, net of allowance for loan losses of $450,000 in 2002 and $170,000 in 2001	50,863,685	22,521,867
Accrued interest receivable	3,452,627	1,081,415
Premises and equipment	2,495,352	1,863,626
Deferred income taxes	249,021	160,978
Other assets	71,788	74,069

Total Assets	$257,433,593	$93,881,574

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Noninterest-bearing demand deposits	$5,752,712	$2,578,083
Interest-bearing demand deposits	12,475,928	5,002,309
Savings deposits	5,101,924	2,253,140
Other time deposits	206,978,971	68,535,190

Total deposits	230,309,535	78,368,722
Securities sold under agreements to repurchase	9,750,000	-0-
Customer repurchase agreements	1,293,911	1,179,345
Accrued interest payable	352,954	173,755
Income taxes payable	157,000	-0-
Accrued expenses and other liabilities	71,000	20,972

Total liabilities	241,934,400	79,742,794

Commitments and Contingencies	—	—
Stockholders’ Equity:
Common stock, $.01 par value; 10,000,000 shares authorized, 2,960,000 shares in 2002 and 2,840,300 shares in 2001 issued and outstanding	29,600	28,403
Additional paid-in-capital	15,490,402	14,773,349
Retained earnings (deficit)	119,831	(662,972)
Accumulated other comprehensive income (loss)	(140,640)	-0-

Total stockholders’ equity	15,499,193	14,138,780

Total Liabilities and Stockholders’ Equity	$257,433,593	$93,881,574

See accompanying notes to consolidated financial statements.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

	2002	2001

Interest Income:
Loans receivable and fees on loans	$1,041,865	$481,107
Investment securities	2,313,963	999,445
Federal funds sold	37,322	39,966

Total interest income	3,393,150	1,520,518

Interest Expense:
Deposits	1,923,679	928,903
Securities sold under agreement to repurchase	34,809	15,099
Other interest expense	5,850	2,322

Total interest expense	1,964,338	946,324

Net interest income	1,428,812	574,194
Provision for Loan Losses	40,000	30,000

Net interest income after provision for loan losses	1,388,812	544,194

Noninterest Income:
Service charges on deposit accounts	31,159	12,732
Other income	3,128	5,148

Total noninterest income	34,287	17,880

Noninterest Expenses:
Salaries and employee benefits	423,840	337,991
Occupancy expense	117,166	60,918
Equipment expense	57,485	35,785
Data processing	43,112	30,970
Professional fees	49,022	19,775
Other expense	171,255	115,898

	861,880	601,337

Income (Loss) Before Income Taxes	561,219	(39,263)
Income Tax Expense	188,180	-0-

Net Income (Loss)	$373,039	$(39,263)

Earnings (Loss) Per Share of Common Stock	$.13	$(01)

See accompanying notes to consolidated financial statements.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(UNAUDITED)
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

					Accumulated
					Other
	Number		Additional		Comprehensive
	of	Common	Paid-In	Retained	Income
	Shares	Stock	Capital	Earnings	(Loss)	Total

Balance, December 31, 2000	2,560,000	$25,600	$13,094,400	$(623,709)	$-0-	$12,496,291
Net loss				(39,263)		(39,263)
Issuance of common stock	280,300	2,803	1,678,949			1,681,752

Balance, March 31, 2001	2,840,300	$28,403	$14,773,349	$(662,972)	$-0-	$14,138,780

Balance, December 31, 2001	2,960,000	$29,600	$15,490,402	$(253,208)	$(14,697)	$15,252,097
Net income				373,039		373,039
Other comprehensive income:
Net change in unrealized loss on securities available for sale, net of tax of $78,843					(125,943)	(125,943)
TOTAL COMPREHENSIVE INCOME						247,096

Balance, March 31, 2002	2,960,000	$29,600	$15,490,402	$119,831	$(140,640)	$15,499,193

See accompanying notes to consolidated financial statements.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

	2002	2001

Cash Flows From Operating Activities:
Net income (loss)	$373,039	$(39,263)
Adjustments to reconcile net income to net cash used in operating activities -
Depreciation and amortization	58,831	35,288
Provision for loan losses	40,000	30,000
Net amortization (accretion) on securities	98,758	(3,982)
Net change in -
Accrued interest receivable	(1,285,698)	(268,469)
Other assets	(19,043)	(17,732)
Income taxes payable	157,000	-0-
Accrued interest payable and other liabilities	156,066	23,271

Net cash used in operating activities	(421,047)	(240,887)

Cash Flows From Investing Activities:
Purchases of available-for-sale securities	(47,630,019)	-0-
Purchases of held-to-maturity securities	(19,572,050)	(36,014,484)
Proceeds from sales and maturities of available-for-sale securities	5,500,000	-0-
Proceeds from maturities of held-to-maturity securities	13,400,000	10,955,000
Net increase in loans	(3,180,021)	(4,871,154)
Purchases of premises and equipment	(39,036)	(57,986)

Net cash used in investing activities	(51,521,126)	(29,988,624)

Cash Flows From Financing Activities:
Net (decrease) increase in demand and savings deposits	(349,443)	531,378
Net increase in time deposits	53,670,265	24,908,736
Net increase in securities sold under agreement to repurchase	4,781,000	-0-
Net increase in customer repurchase agreements	545,588	1,129,016
Proceeds from issuance of common stock	-0-	1,681,752

Net cash provided by financing activities	58,647,410	28,250,882

Net Change in Cash and Cash Equivalents	6,705,237	(1,978,629)
Cash and Cash Equivalents at Beginning of Period	5,835,461	5,533,213

Cash and Cash Equivalents at End of Period	$12,540,698	$3,554,584

See accompanying notes to consolidated financial statements.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2002 AND 2001
(Continued)

	2002	2001

Supplemental Disclosure of Cash Flow Information:
Interest paid	$1,845,938	$865,091

Other interest paid	$14,834	$17,097

Income taxes paid	$31,180	$-0-

See accompanying notes to consolidated financial statements.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002 AND 2001
(UNAUDITED)

NOTE 1 – BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to Form 10-QSB and Item 310(b) of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month periods ended March 31, 2002 and 2001 are not necessarily indicative of the results that may be expected for the years ended December 31, 2002 and 2001. For further information, refer to the financial statements and footnotes thereto included in this Proxy Statement-Prospectus.

NOTE 2 – ORGANIZATION

The Company was incorporated on January 26, 2001, as a bank holding Company. In January 2002, the Company commenced operations and the stockholders of the Bank received four shares of common stock of the Company for each share of common stock of the Bank. The transaction represented an exchange of shares between enterprises under common control. The financial statements reflect the consolidated results of operations as if the combination had occurred at the date of Bank inception.

NOTE 3 – PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Kensington Bankshares, Inc. (the “Company”) and its wholly-owned subsidiary, First Kensington Bank (the “Bank”). All material intercompany balances and transactions have been eliminated during consolidation.

NOTE 4 – EARNINGS (LOSS) PER SHARE OF COMMON STOCK

Earnings (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares issued and outstanding. At March 31, 2002 and 2001, the Company did not have any dilutive securities outstanding and, therefore, basic and diluted earnings (loss) per share are the same. The calculation of earnings (loss) per common share is presented below:

	2002	2001

Net income (loss)	$373,039	$(39,263)

Weighted average common shares outstanding	2,960,000	2,630,075

Earnings (loss) per common share	$0.13	$(0.01)

See accompanying notes to consolidated financial statements.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002 AND 2001
(UNAUDITED)

NOTE 5 – INVESTMENT SECURITIES

Debt securities that management has the positive intent and ability to hold to maturity are classified as “held to maturity” and recorded at amortized cost. Securities not classified as held to maturity are classified as “available for sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. The carrying amount of securities and their approximate fair values were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Held To Maturity:
March 31, 2002 —
U.S. government agency securities	$136,457,974	$286,577	$(2,350,215)	$134,394,336

March 31, 2001 —
U.S. government agency securities	$64,625,035	$785,032	$(1,546)	$65,408,521

Available For Sale:
March 31, 2002 —
U.S. government agency securities	$51,531,131	$11,600	$(240,283)	$51,302,448

March 31, 2001 —
U.S. government agency securities	$-0-	$-0-	$-0-	$-0-

There were no realized gains or losses on the sale of available-for-sale securities for the three months ended March 31, 2002 and 2001.

NOTE 6 – SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

The Bank has sold securities under agreements to repurchase as of March 31, 2002. The securities underlying the agreements were delivered to the dealer who arranged the transaction. The dealer may have sold, loaned, or otherwise disposed of such securities to other parties in the normal course of operations and has agreed to resell to the Bank substantially identical securities at the maturity of the agreements. The Bank is required under a master agreement with the dealer to maintain a minimum margin of 100% for the value of all collateral securities backing the agreements. If the market value of securities underlying such agreements falls below the minimum margin requirement, the Bank is required to deposit additional securities or cash with the dealer. The fair value of the securities sold under agreements to repurchase amounted $9,977,350 as of March 31, 2002. The Bank did not have any securities sold under agreements to repurchase as of March 31, 2001.

See accompanying notes to consolidated financial statements.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002 AND 2001
(UNAUDITED)

NOTE 7 – INCOME TAXES

The provision for income taxes charged to earnings are summarized as follows:

	2002	2001

Current tax expense:
Federal	$160,675	$-0-
State	27,505	-0-

	188,180	-0-

Deferred tax expense (benefit):
Federal	-0-	9,234
State	-0-	1,219

	-0-	10,453

Change in valuation allowance	-0-	(10,453)

	$188,180	$-0-

The difference between the actual income tax expense and the amount computed by applying the statutory federal income tax rate to income before income taxes are as follows:

Tax based on statutory rate	$190,814	$(13,349)
State tax, net of federal benefit	18,153	-0-
Change in valuation allowance	-0-	(10,453)
Other, net	(20,787)	23,802

	$188,180	$-0-

NOTE 8 – SUBSEQUENT EVENTS

On June 3, 2002, Kensington Bank was advised by the Atlanta Regional Office of the FDIC that the Bank's leverage ratio (total capital divided by average assets) of 6.78% at March 31, 2002 was below the 8.0% required regulatory level for banks with less than three years of operations. Kensington Bank was requested to increase its leverage ratio to at least 8.0% by June 30, 2002. As a result, the directors of Company loaned the Company $4.0 million dollars and such funds were used to increase the capital accounts of the Bank, thereby enabling the Bank to meet its leverage ratio requirement. The notes are due and payable on December 31, 2003, however, it is the intention of management that the notes be repaid from the proceeds of an offering to sell securities.

See accompanying notes to consolidated financial statements.